其士科技控股有限公司 (於百慕達註冊成立之有限公司)
CHEVALIER iTECH HOLDINGS LIMITED
香港九龍灣宏開道八號其士商業中心二十二字樓 電話：(852) 2318 1228 傳真：
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD ... HONG KONG.
TEL: (852) 2318 1228 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier.com



06018466

DIRECT FAX: (852) 2757 5669

Ref: CSD-L075-06
Exemption No. #82-4201

November 2, 2006


SEC MAIL PROCESSING
RECEIVED
NOV 1 3 2006
WASH, D.C.
213
SECTION

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 - 2
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Dear Sir

Re: Chevalier iTech Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier iTech Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements, Annual Report, Interim Report and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for you record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER iTECH HOLDINGS LIMITED

PROCESSED
NOV 1 6 2006
THOMSON
FINANCIAL

Kan Ka Hon
Director

Encl

NK/AM/nc



MEMBER OF CHEVALIER GROUP

其士科技控股有限公司（於百慕達註冊成立之有限公司）
CHEVALIER iTECH HOLDINGS LIMITED (Incorporated in Bermuda with limited liability)

香港九龍灣宏開道八號其士商業中心二十二字樓 電話：(852) 2318 1228 傳真：(852) 2757 5138 網址：http://www.chevalier-itech.com
22/F., CHEVALIER COMMERCIAL CENTRE, 8 WANG HOI ROAD, KOWLOON BAY, HONG KONG.
TEL: (852) 2318 1228 FAX: (852) 2757 5138 WEB SITE: http://www.chevalier-itech.com

DIRECT FAX: (852) 2757 5669


SEC MAIL
RECEIVED
PROCESSING
NOV 13 2006
WASH. D.C.
213
SECTION

Ref: CSD-L075-06
Exemption No. #82-4201

November 2, 2006

COPY

BY COURIER

Office of International Corporate Finance
The U.S. Securities and Exchange Commission
Mail Stop 3 - 2
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sir

Re: Chevalier iTech Holdings Limited (Exemption No. #82-4201)

On behalf of Chevalier iTech Holdings Limited, a company incorporated in Bermuda with limited liability, I am furnishing herewith the Announcements, Annual Report, Interim Report and Circulars pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934 for you record.

Kindly acknowledge receipt of the said documents by signing and returning the duplicate of this letter to us by post or by fax at (852) 27575669.

Should you have any queries, please feel free to contact our Ms Nancy Chan at (852) 23315662 or via email at nancy_chan@chevalier.com

Yours faithfully
For and on behalf of
CHEVALIER iTECH HOLDINGS LIMITED

Acknowledge Receipt :

pls sign & return

Kan Ka Hon
Director

Date ________________

Encl

NK/AM/nc



MEMBER OF CHEVALIER GROUP


SEC MAIL PROCESSING
RECEIVED
NOV 1 3 2006
WASH, D.C.
213
SECTION



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2005

RESULTS

The Directors of Chevalier iTech Holdings Limited ("the Company") are pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 2005, together with the comparative figures for the corresponding period in 2004 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT
For the six months ended 30th September, 2005

	Notes	Unaudited Six months ended 30th September, 2005 HK$'000	2004 HK$'000
Turnover	3	428,754	319,867
Cost of sales		(335,019)	(286,482)
Gross profit		93,735	33,385
Other operating income		7,850	609
Selling and distribution costs		(67,940)	(24,098)
Administrative expenses		(3,011)	(2,373)
Other operating expenses		(5,553)	(4,172)
Share of result of an associate		(45)	(24)
Finance costs		(1,505)	–
Profit before taxation	4	23,531	3,327
Taxation	5	(2,281)	(825)
Profit for the period		21,250	2,502
Profit attributable to:			
Equity holders of the Company		21,250	2,502
Minority interests		–	–
		21,250	2,502
Interim dividend	6	5,141	1,714
Earnings per share	7	12.40 cents	1.46 cents
Interim dividend per share		3 cents	1 cent

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th September, 2005

	Notes	Unaudited 30th September, 2005 HK$'000	Audited and restated 31st March, 2005 HK$'000
Non-current assets			
Investment properties		5,160	5,160
Property, plant and equipment		56,034	28,777
Goodwill		112,259	–
Intangible assets		57,823	–
Interest in an associate		3,366	379
Available-for-sale investments		3,880	–
Investments in securities		–	4,440
Fixed deposit		23,280	–
		261,802	38,756
Current assets			
Inventories		65,762	55,262
Properties for sale, at cost		–	1,135
Debtors, deposits and prepayments	8	93,286	70,956
Amount due from ultimate holding company		1,159	711
Amounts due from customers for contract work		494	939
Tax recoverable		668	574
Investments held for trading		72,772	–
Investments in securities		–	110,815
Forward contracts financial instruments		1,696	–
Bank balances and cash equivalents		112,515	181,451
		348,352	421,843
Current liabilities			
Creditors, deposits and accruals	9	78,140	59,662
Amounts due to customers for contract work		12	199
Bills payable		949	695
Deferred service income		20,429	20,751
Provision for taxation		5,488	411
Bank loans, unsecured		52,000	–
Bank overdrafts, unsecured		–	121
		157,018	81,839
Net current assets		191,334	340,004
		453,136	378,760
Capital and reserves			
Share capital		85,678	85,678
Reserves		311,668	292,827
Equity attributable to equity holders of the Company		397,346	378,505
Minority interests		165	175
Total Equity		397,511	378,680
Non-current liabilities			
Bank loans, unsecured		55,000	–
Deferred taxation		625	80
		55,625	80
		453,136	378,760

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2005

1. Basis of preparation and accounting policies

The condensed financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. Principal accounting policies

The condensed financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended 31st March, 2005 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods commencing on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented.

Business combinations

In the current period, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1st January, 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous periods, goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves, and goodwill arising on acquisitions on or after 1st April, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves has been transferred to the Group's retained profits on 1st April, 2005. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from 1st April, 2005 onwards and goodwill will be tested for impairment at least annually and in the financial year in which the acquisition takes places. Goodwill arising on acquisition after 1st April, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period for the acquisition made in the current period whereas the change has no impact on the results for the prior period.

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In previous periods, negative goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves and was credited to income statement at the time of disposal of relevant subsidiaries or associates. Negative goodwill arising on acquisitions on or after 1st April, 2001 was presented as a deduction from assets and released to income statement based on an analysis of the circumstances from which the balance resulted. In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in income statement in the period in which the acquisition takes place. In accordance with the relevant transitional provisions of HKFRS 3, all negative goodwill at 1st April, 2005 of HK$171,000, which were previously recorded in reserve, have been derecognised with a corresponding increase to retained profits by the Group.

Contingent liabilities of acquirees

In accordance with HKFRS 3, contingent liabilities of an acquiree are recognised at the date of the acquisition if the fair value of the contingent liabilities can be measured reliably. Previously, contingent liabilities of acquirees were not recognised separately from goodwill. As a result of this change in accounting policy, contingent liabilities of an acquiree with fair value of HK$1,000,000 measured at the date of an acquisition that took place in the current period have been recognised on the balance sheet. In addition, because the revised accounting policy has been applied prospectively to acquisitions for which the agreement date is on or after 1st January, 2005, comparative figures have not been restated.

Financial instruments

Financial assets and financial liabilities other than debt and equity securities

Forward contracts financial instruments being derivatives within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Prior to 1st April, 2005, forward contracts financial instruments are not recognised in the financial statements. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise. As the effect of the changes is immaterial, no adjustment to the forward contracts financial assets on 1st April, 2005 has been made to the Group's retained profits.

Owner-occupied leasehold interests in land

In previous periods, owner-occupied leasehold interests in land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis and less accumulated impairment losses. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. This change in accounting policy has been applied retrospectively.

3. **Segment information**

For better reflection of financial performance of the Group, the segment of computer and information communications technology is combined by three segments which were reported in same period of last year as computer and business machines, network solution and telecommunication systems and technical maintenance services.

An analysis of the Group's turnover and contribution to operating profit by business segments and turnover by geographical segments is as follows:

(a) By business segments

For the six months ended 30th September, 2005

	Computer and information communications technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Total *HK$'000*
TURNOVER				
External sales	296,408	72,511	59,835	428,754
RESULTS				
Segment results	9,145	7,798	5,302	22,245
Interest income				1,038
Unallocated other operating gain				4,392
Unallocated corporate expenses				(2,594)
Finance costs				(1,505)
Share of result of an associate	(45)	–	–	(45)
Profit before taxation				23,531
Taxation				(2,281)
Profit for the period				21,250

For the six months ended 30th September, 2004

	Computer and information communications technology *HK$'000*	Investments in securities and others *HK$'000*	Total *HK$'000*
TURNOVER			
External sales	294,683	25,184	319,867
RESULTS			
Segment results	3,703	1,328	5,031
Interest income			543
Unallocated corporate expenses			(2,223)
Finance costs			–
Share of result of an associate	(24)	-	(24)
Profit before taxation			3,327
Taxation			(825)
Profit for the period			2,502

(b) By geographical segments

	Turnover Six months ended 30th September, 2005 *HK$'000*	2004 *HK$'000*
Hong Kong	387,129	268,850
Thailand	33,333	35,990
Others	8,292	15,027
	428,754	319,867

4. Profit before taxation

	Six months ended 30th September,	
	2005	2004
	HK$'000	*HK$'000*
Profit before taxation is arrived at after charging		
Cost of goods sold	235,996	216,817
Depreciation on property, plant and equipment	6,741	2,139
Amortisation of intangible assets	2,177	–
Operating lease payments in respect of leasing of premises	20,127	4,035
Staff costs, including directors' emoluments	52,016	38,109

5. Taxation

	Six months ended 30th September,	
	2005	2004
	HK$'000	*HK$'000*
Current taxation		
Company and subsidiaries		
Hong Kong	1,962	600
Overseas	399	191
Deferred taxation		
Current period	(80)	34
	2,281	825

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

6. Interim dividend

	Six months ended 30th September,	
	2005	2004
	HK$'000	*HK$'000*
Interim dividend		
HK$0.03 per share (2004: HK$0.01 per share)	5,141	1,714

7. Earnings per share

Basic earnings per share is calculated based on the profit for the period of HK$21,250,000 (2004: HK$2,502,000) and on the number of ordinary shares of 171,355,871 (2004: 171,355,871) in issue during the period.

8. Debtors, deposits and prepayments

Included in debtors, deposits and prepayments are trade debtors of HK$47,239,000 (31st March, 2005: HK$52,416,000).

The ageing analysis of trade debtors is as follows:

	As at 30th September, 2005	As at 31st March, 2005
	HK$'000	*HK$'000*
0-60 days	44,409	47,891
61 – 90 days	1,338	1,871
Over 90 days	1,492	2,654
Total	47,239	52,416

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted for trade debtors was 60 days.

9. **Creditors, deposits and accruals**

Included in creditors, deposits and accruals are trade creditors of HK$35,046,000 (31st March, 2005 : HK$23,861,000).

The ageing analysis of trade creditors is as follows:

	As at 30th September, 2005 *HK$'000*	As at 31st March, 2005 *HK$'000*
0 – 60 days	31,909	20,206
61 – 90 days	529	1,445
Over 90 days	2,608	2,210
Total	35,046	23,861

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK3 cents (2004: HK1 cent) per share for the six months ended 30th September, 2005 payable on Thursday, 12th January, 2006 to shareholders whose names appear on the Register of Members of the Company on Friday, 6th January, 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 3rd January, 2006 to Friday, 6th January, 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 30th December, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2005, both the Group's turnover and net profit improved substantially by 34% and 749% respectively when compared with the same period last year. Such phenomenal achievements were contributed by steady growth in the computer and information communications technology segment, the acquisition of Pacific Coffee in May this year and improved return from the investment portfolio.

As stated in the Group's last annual report, the performance of the computer and information communications technology segment continued to improve. By strictly controlling cost and expenses, the Group's overall business efficiency was enhanced, thus benefiting overall results and was reflected in the results of the current period. The computer division continued to perform well and contributed the majority of the profit. The network solutions division offers comprehensive telecommunication and IT network solutions. It also provides extensive application and software solutions including Enterprise Resource Planning (ERP), Human Resources Management, Computer Resources & Security Control, etc. to SMEs. The major projects undertaken by this division during the review period included the implementation of PABX Systems and Solutions for the Hong Kong Four Seasons Hotel; installation and maintenance of Toshiba Business Telephone System for various HKSAR government departments. This division was also qualified as an approved outsourcing service contractor of government and large enterprise projects.

The Group's first step into the lifestyle food and beverage business through the acquisition of Pacific Coffee has been very successful. The transition of ownership and corporate culture was smooth posing no disruption to the management and the daily operation of Pacific Coffee. Both the turnover and operating profit for the period were in line with the Group's expectation. Despite the significant increase in market rents, Pacific Coffee was able to continue to find and establish profitable stores. Three new shops in Hong Kong, one in Singapore and one in Beijing were opened after the acquisition. Currently, there are 42 Pacific Coffee stores in Hong Kong, 6 in Singapore and 1 in Beijing.

Investment in securities brought in increased turnover and profit during the period under review with the Hong Kong economy starting to turnaround in May this year. Foreign bonds and enhanced yield structured notes make up over 80% of our investment portfolio. The Group will continue to manage its securities and investment portfolio with prudence to enhance its yields.

PROPSECTS

For its information communications technology and office equipment business, the Group's target is not only to distribute quality brand office equipment, but also provide premium value-added services and solutions to customers. To meet customers' changing technological requirements, the Group will continue to develop and enhance its system solutions to help customers transform their businesses and achieve operational excellence.

Following the acquisition of Pacific Coffee in May this year, the Group has further strengthened its profitability and operating cash position. In addition to the Hong Kong market, the Group plans to leverage the well-received "Pacific Coffee" brand to tap the fast growing PRC coffee consumption market in cities such as Beijing and Shanghai initially. With a rapidly expanding economy and growing affluence among its young professionals, the Mainland will present plenty of growth opportunities to the Group's food and beverage business. Pacific Coffee will focus on building a strong regional team and local management teams to ensure quality in the long term.

Although our coffee retail business has to face the continuous challenge from increasing operating costs and interest rates, its revenue growth is expected to offset the increase in such costs. The Group will cautiously review its expansion pace and tighten cost controls with the aim of achieving steady growth in its overall results.

FINANCIAL REVIEW

As at 30th September, 2005, the Group's total net assets attributable to equity holders of the Company amounted to HK$397 million (HK$379 million as at 31st March, 2005).

As at 30th September, 2005, total debt to equity ratio was 27% (0.03% as at 31st March, 2005) and net debt to equity ratio was nil (Nil as at 31st March, 2005), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the above total net assets of HK$397 million (HK$379 million as at 31st March, 2005).

As at 30th September, 2005, the Group's bank and other borrowings amounted to HK$107 million (HK$121,000 as at 31st March, 2005). Bank balances and cash equivalents amounted to HK$136 million (HK$181 million as at 31st March, 2005) and there are thus no net borrowings for the two periods (Nil as at 31st March, 2005). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates.

Finance costs for the period amounted to HK$1.5 million (Nil for the same period last year).

The Company has provided guarantees in respect of loan facilities granted to subsidiaries amounting to HK$108.2 million (HK$3.2 million as at 31st March, 2005).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2005, the Group employed approximately 820 full time staff globally. Total staff costs amounted to approximately HK$52 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rule 3.21 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") ("the Listing Rules"), comprises Messrs Shinichi YONEHARA, WU King Cheong and KWONG Man Sing, all the Independent Non-Executive Directors of the Company, met twice in the year. During the period, the Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the unaudited interim financial statements.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2005.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2005.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices ("the Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2005 with the exception of the following deviation:

Under the code provision A.4.1, non-executive directors should be appointed for a specific term. Currently, non-executive directors are not appointed for a specific term. However, they are subject to retirement by rotation at least once every three years under the Bye-laws of the Company in which such amendments were approved by the shareholders of the Company at its annual general meeting held on 9th September, 2005 to bring them in line with the Code. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

PUBLICATION OF FURTHER INFORMATION ON THE STOCK EXCHANGE'S WEBSITE

All the information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

The Group has achieved good results for this six-month period along side the improving economic environment. On behalf of the Board, I would like to take this opportunity to thank the management and all staff for their concerted effort, commitment and professionalism.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 15th December, 2005

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching, Messrs Fung Pak Kwan, Kuok Hoi Sang, Kan Ka Hon, Chow Vee Tsung, Oscar and Ms Lily Chow. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

website: http://www.chevalier-itech.com

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER ITECH<00508> - Change of Board Meeting Date

Market participants are requested to note that the board meeting to approve the final results of Chevalier iTech Holdings Limited (stock code: 508) for the year ended 31/3/2006 has been changed from 13th July 2006 to 24th July, 2006.



CHEVALIER iTECH HOLDINGS LIMITED

其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 508)

ANNOUNCEMENT

The board meeting convened to approve the final results for the year ended 31 March 2006 is postponed to 24 July 2006

The directors of Chevalier iTech Holdings Limited ("the Company") would like to announce that as the auditors of the Company need more time to finalise their auditing work on the Company's financial statements for the year ended 31 March 2006, the board meeting of the Company originally scheduled on 13 July 2006 to consider and approve the final results of the Company for the year ended 31 March 2006 has been postponed to 24 July 2006.

By Order of the Board
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 13 July 2006

As at the date of this announcement, the board of directors of the Company comprises Dr. Chow Yei Ching, Mr. Fung Pak Kwan, Mr. Kuok Hoi Sang, Mr. Kan Ka Hon, Mr. Chow Vee Tsung, Oscar and Miss Lily Chow as executive directors and Mr. Shinichi Yonehara, Mr. Wu King Cheong and Mr. Kwong Man Sing as independent non-executive directors.

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2006

RESULTS

The Directors of Chevalier iTech Holdings Limited (the "Company") announce that the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2006, together with the comparative figures for the previous year, are summarised as follows:

CONSOLIDATED INCOME STATEMENT
For the year ended 31st March, 2006

	Notes	2006 HK$'000	2005 HK$'000 (Restated)
Turnover	3	**831,745**	687,108
Cost of sales		**(621,790)**	(626,233)
Gross profit		**209,955**	60,875
Other income		**10,888**	1,744
Selling and distribution costs		**(159,980)**	(52,884)
Administrative expenses		**(7,470)**	(4,595)
Other expenses		**(8,659)**	(2,421)
Share of result of an associate		**–**	(826)
Finance costs		**(3,906)**	(1)
Profit before taxation	4	**40,828**	1,892
Income tax expenses	5	**(3,862)**	(339)
Profit for the year		**36,966**	1,553
Attributable to:			
Equity holders of the Company		**36,966**	1,553
Minority interests		**–**	–
		36,966	1,553
Dividends	6		
Interim, paid		**5,141**	1,714
Final, proposed		**8,568**	1,713
Earnings per share	7	**21.57cents**	0.91cents

CONSOLIDATED BALANCE SHEET

As at 31st March, 2006

	Notes	2006 *HK$'000*	2005 *HK$'000* (Restated)
Non-current assets			
Investment properties		**7,120**	5,160
Property, plant and equipment		**55,895**	24,518
Prepaid lease payments		**2,192**	4,115
Goodwill		**82,392**	–
Trademark		**108,000**	–
Amount due from an associate		**–**	379
Available-for-sale investments		**10,020**	–
Investments at fair value through profit or loss		**49,588**	–
Investments in securities		**–**	4,440
		315,207	38,612
Current assets			
Inventories		**66,991**	55,262
Property for sale, at cost		**–**	1,135
Debtors, deposits and prepayments	8	**100,164**	70,956
Amount due from ultimate holding company		**1,756**	711
Amounts due from customers for contract work		**342**	939
Tax recoverable		**662**	574
Investments at fair value through profit or loss		**73,279**	–
Investments in securities		**–**	110,815
Derivative financial instruments		**32**	–
Bank balances and cash equivalents		**72,399**	181,451
		315,625	421,843
Current liabilities			
Creditors, deposits and accruals	9	**75,164**	59,662
Bills payable	9	**1,881**	695
Amounts due to customers for contract work		**264**	199
Deferred service income		**20,420**	20,751
Provision for taxation		**942**	411
Bank borrowings		**52,000**	121
		150,671	81,839
Net current assets		**164,954**	340,004
Total assets less current liabilities		**480,161**	378,616
Capital and reserves			
Share capital		**85,678**	85,678
Reserves		**325,422**	292,683
Equity attributable to equity holders of the Company		**411,100**	378,361
Minority interests		**176**	175
Total equity		**411,276**	378,536
Non-current liabilities			
Bank borrowings		**49,000**	–
Deferred taxation		**19,885**	80
		68,885	80
Total equity and non-current liabilities		**480,161**	378,616

Notes:

1. APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS/CHANGES IN ACCOUNTING POLICIES

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") that are effective for accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the consolidated income statement, consolidated balance sheet and consolidated statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and/or prior accounting years are prepared and presented:

Business combinations

In the current year, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1st January, 2005. The Group has applied the relevant transitional provision in HKFRS 3. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill and discount on acquisition

In accordance with HKFRS 3, for any acquisitions after 1st January, 2005, excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit and loss in the period in which the acquisition takes place whereas goodwill is measured at cost less accumulated impairment losses, if any after initial recognition. In previous years, discount on acquisition (previously known as negative goodwill) and goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves. In accordance with the relevant transitional provisions in HKFRS 3, the Group derecognised all negative goodwill on acquisition amounting to HK$198,000 and goodwill amounting to HK$27,000 on 1st April, 2005, previously recorded in the capital reserve, and transferred to the Group's retained profits on 1st April, 2005.

As a result of the application of HKFRS 3, the capital reserve as at 1st April, 2005 has been decreased by HK$171,000 while the retained profits as at 1st April, 2005 have been increased by the same amount.

Investment properties

In the current year, the Group has, for the first time, applied HKAS 40 "Investment Property". The Group has elected to use the fair value model to account for its investment properties which requires gains or losses arising from changes in the fair value of investment properties to be recognised directly in the profit or loss for the year in which they arise. In previous years, investment properties under predecessor accounting standard were measured at open market value, with revaluation surplus or deficits credited or charged to the investment property revaluation reserve unless the balance on this reserve was insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve was charged to the income statement. Where a decrease had previously been charged to the income statement and revaluation subsequently arose, that increase was credited to the income statement to the extent of the decrease previously charged. The Group has applied HKAS 40 retrospectively. The application of HKAS 40 has had no material effects on the results for the prior accounting periods. Accordingly, no prior year adjustment has been required. The financial impact for the current year is set out in note 2.

Owner-occupied leasehold interest in land

In previous years, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively and the financial impact is set out in note 2.

Properties held for own use

In previous years, properties held for own use were stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations were performed with sufficient regularity such that the carrying amount did not differ materially from that would be determined using fair values at the balance sheet date. Any revaluation increase arising on revaluation of such properties was credited to the revaluation reserve, except to the extent that it reversed a revaluation decrease of the same asset previously recognised as an expense, in which case the increase was credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of a property was dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that property.

In the current year, the Group has, for the first time, applied HKAS 16 "Property, Plant and Equipment". Because the revaluation increase or decrease recognised in prior policies was mainly attributable to leasehold land, the management considered it is more appropriate to use the cost model to account for the building after separation of the leasehold land upon the adoption of HKAS 17 as discussed above. Accordingly, the buildings are carried at their cost less any accumulated depreciation and any impairment losses after recognition. This change in accounting policy has been applied retrospectively and the financial impact is set out in note 2.

Deferred taxes related to investment properties

In previous years, deferred tax consequences in respect of revalued investment properties were assessed on the basis of the tax consequence that would follow from recovery of the carrying amount of the properties through sale in accordance with the predecessor Interpretation. In the current year, the Group has applied HK(SIC) Interpretation 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" which removes the presumption that the carrying amount of investment properties is to be recovered through sale. Therefore, the deferred tax consequences of the investment properties are now assessed on the basis that reflect the tax consequences that would follow from the manner in which the Group expects to recover the value of the property at each balance sheet date. In the absence of any specific transitional provisions in HK(SIC) Interpretation 21, this change in accounting policy has been applied retrospectively. However, the application of HK(SIC) Interpretation 21 has had no material effects on the results for the current or prior accounting periods. Accordingly, no prior year adjustment has been required.

Financial instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for annual periods beginning on or after 1st January, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The application of HKAS 32 has had no material impact on how financial instruments of the Group are presented for current and prior accounting periods. The principal effects resulting from the implementation of HKAS 39 are summarised below:

Investments in debt and equity securities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31st March, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, the Group's investments in debt or equity securities were classified as "investment securities" or "other investments" as appropriate. Investment securities were carried at cost less impairment losses while other investments were measured at fair value with unrealised gains or losses included in profit or loss for the period in which gains or losses arose. From 1st April, 2005 onwards, the Group has classified and measured its investments in debt and equity securities as "investments at fair value through profit or loss" or "available-for-sale investments" in accordance with HKAS 39. Under HKAS 39, "investments at fair value through profit or loss" and "available-for-sale investments" are carried at fair value, with changes in fair values recognised in profit or loss and equity respectively. Available-for-sale equity investments that do not have quoted market prices in an active market and whose fair value cannot be reliably measured are measured at cost less impairment loss after initial recognition.

On 1st April, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the transitional provisions of HKAS 39. As a result, the investments held for trading amounting to HK$110,815,000 were reclassified as financial assets at fair value through profit or loss at 1st April, 2005 as disclosed in note 2.

Financial assets and financial liabilities other than debt and equity securities

From 1st April, 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities which were previously outside the scope of SSAP 24 in accordance with the requirements of HKAS 39. Financial assets of the Group under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets" or "loans and receivables". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". The Group's financial liabilities comprise "other financial liabilities" which are carried at amortised cost using the effective interest method after initial recognition. The Group has applied the relevant transitional provision in HKAS 39. However, there has been no material effect on how the results for the current accounting period are prepared and presented.

Derivatives and hedging

By 31st March, 2005, the derivative financial instruments had not been recognised on the balance sheet until the settlement date of the relevant derivative contracts. From 1st April, 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Under HKAS 39, derivatives including embedded derivatives which should be separately accounted for from the non-derivative host contracts are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. Fair values of derivatives deemed as held for trading are recognised in profit or loss for the period in which they arise.

The Group has not recognised the derivative financial instruments on the balance sheet prior to 31st March, 2005. The Group has applied the relevant transitional provisions in HKAS 39. On 1st April, 2005, the Group recognised the fair value of the derivative financial instrument, foreign currency forward contract deemed as held-for-trading financial assets, amounting to HK$2,914,000, on the balance sheet and a corresponding adjustment to the Group's retained earnings. The financial impact on application of the standard has decreased the profit for the current year by HK$2,882,000.

New accounting standards not yet applied

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The Group is in the process of making an assessment of the potential impact of these standards, amendments and interpretations. Other than the adoption of HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts" which may have potential impact to the financial statements, the directors of the Company so far concluded that the application of these new standards, amendments or interpretations will have no material impact on the financial statements of the Group. HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts" require financial guarantee contracts which are within the scope of HKAS 39 to be measured at fair value upon initial recognition. The Group is still not in the position to reasonably estimate the impact that may arise from HKAS 39 and HKFRS 4 (Amendments).

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease[2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market-waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]
HK(IFRIC) – INT 8	Scope of HKFRS 2[5]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives[6]

[1] Effective for annual periods beginning on or after 1st January, 2007.
[2] Effective for annual periods beginning on or after 1st January, 2006.
[3] Effective for annual periods beginning on or after 1st December, 2005.
[4] Effective for annual periods beginning on or after 1st March, 2006.
[5] Effective for annual periods beginning on or after 1st May, 2006.
[6] Effective for annual periods beginning on or after 1st June, 2006.

2. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 1 on the results for the current and prior years (included in other expenses) are as follows:

	2006 *HK$'000*	2005 *HK$'000*
Non-amortisation of goodwill	**3,391**	–
Decrease in depreciation arising from adoption of cost model of owner-occupied buildings	**94**	82
Decrease in valuation of properties for own use arising from adoption of cost model of owner-occupied buildings	**–**	(2,293)
Decrease in fair value of derivative financial instruments	**(2,882)**	–
Decrease in fair value of derivative investments at fair value through profit or loss	**(4,730)**	–
Gains arising from changes in fair value of investment properties	**190**	–
Decrease in profit for the year	**(3,937)**	(2,211)

The cumulative effects of the application of the new HKFRSs on 31st March, 2005 and 1st April, 2005 are summarised below:

	As at 31st March, 2005 (originally stated)	Retrospective adjustments HKAS 1	Retrospective adjustments HKAS 16 and HKAS 17	As at 31st March, 2005 (Restated)	Prospective adjustments HKFRS 3	Prospective adjustments HKAS 39	As at 1st April, 2005 (Restated)
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Balance sheet items							
Property, plant and equipment	31,405	-	(6,887)	24,518	-	-	24,518
Prepaid lease payments	-	-	4,115	4,115	-	-	4,115
Investments in securities	115,255	-	-	115,255	-	(115,255)	-
Available-for-sale investments	-	-	-	-	-	4,440	4,440
Derivative financial instruments	-	-	-	-	-	2,914	2,914
Investments at fair value through profit or loss	-	-	-	-	-	110,815	110,815
Total effects on assets and liabilities	146,660	-	(2,772)	143,888	-	2,914	146,802
Retained profits	49,338	-	9	49,347	171	2,914	52,432
Capital reserve	18,231	-	-	18,231	(171)	-	18,060
Exchange fluctuation reserve	989	-	668	1,657	-	-	1,657
Properties for own use revaluation reserve	3,449	-	(3,449)	-	-	-	-
Minority interests	-	175	-	175	-	-	175
Total effects on equity	72,007	175	(2,772)	69,410	-	2,914	72,324
Minority interests	175	(175)	-	-	-	-	-

The financial effects of the application of the new HKFRSs to the Group's equity on 1st April, 2004 are summarised below:

	As originally stated	Adjustments HKAS 1	Adjustments HKAS 17	As restated
	HK$'000	HK$'000	HK$'000	HK$'000
Retained profits	52,429	–	2,220	54,649
Exchange fluctuation reserve	1,036	–	668	1,704
Properties for own use revaluation reserve	2,764	–	(2,764)	–
Minority interests	–	174	–	174
Total effects on equity	56,229	174	124	56,527

3. TURNOVER AND RESULTS

For management purposes, the Group is organised into three divisions. These divisions are the basis on which the Group reports its primary segment information. In prior year, the Group was organised into four divisions, which were computer and business machines, network solution and telecommunication systems, technical maintenance services and investments in securities and others. Due to the entry into a new business, the food and beverage market, the Group reorganises its business activities into three divisions. Segment information about these businesses is presented below. Comparative figures have been restated to conform with the current year's presentation.

(a) **By business segments**

Year ended 31st March, 2006

	Computer and information communication technology HK$'000	Food and beverage HK$'000	Investments in securities and others HK$'000	Consolidated HK$'000
TURNOVER	549,011	179,469	103,265	831,745
RESULTS				
Segment results	18,352	18,794	5,734	42,880
Unallocated corporate expenses				(5,611)
Unallocated corporate income				5,812
Interest income				1,653
Finance costs				(3,906)
Profit before taxation				40,828
Income tax expenses				(3,862)
Profit for the year				36,966

Year ended 31st March, 2005

	Computer and information communication technology HK$'000	Investments in securities and others HK$'000	Consolidated HK$'000
TURNOVER	574,860	112,248	687,108
RESULTS			
Segment results	1,546	1,349	2,895
Unallocated corporate expenses			(445)
Interest income			269
Share of result of an associate	(826)	–	(826)
Finance costs			(1)
Profit before taxation			1,892
Income tax expenses			(339)
Profit for the year			1,553

The Group has no inter-segment sales for the two years ended 31st March, 2006.

(b) By geographical segments

	Turnover by geographical market			
	2006		2005	
	HK$'000	*%*	*HK$'000*	*%*
Hong Kong	**746,747**	**89**	607,118	88
Thailand	**66,284**	**8**	69,028	10
Singapore	**15,730**	**2**	–	–
Others	**2,984**	**1**	10,962	2
	831,745	**100**	687,108	100

4. PROFIT BEFORE TAXATION

	2006	2005
	HK$'000	*HK$'000*
Profit before taxation has been arrived at after charging (crediting):		
Cost of goods sold	**424,540**	381,115
Depreciation on property, plant and equipment	**15,801**	4,346
(Gain) loss on disposal of property, plant and equipment	**(351)**	450
Operating lease payments in respect of renting of premises	**46,885**	8,457
Staff costs, including directors' emoluments	**112,221**	78,763
Profit on disposal of property for sales	**(4,392)**	–

5. INCOME TAX EXPENSES

	2006	2005
	HK$'000	*HK$'000*
The charge (credit) comprises:		
Current tax		
Hong Kong	**3,263**	228
Overseas	**318**	410
	3,581	638
Deferred taxation	**281**	(299)
	3,862	339

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2005:17.5%) on the estimated assessable profits less available tax relief for losses brought forward.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

6. DIVIDENDS

	2006	2005
	HK$'000	*HK$'000*
Dividends paid		
– Final dividend of HK$0.01 in respect of 2005 (2004: HK$0.03 in respect of 2004) per ordinary share	**1,713**	5,141
– Interim dividend of HK$0.03 (2005: HK$0.01) per ordinary share	**5,141**	1,714
	6,854	6,855
Dividend proposed		
– Proposed final dividend of HK$0.05 (2005: HK$0.01) per ordinary share	**8,568**	1,713

A final dividend of HK$0.05 (2005: HK$0.01) per share has been proposed by the Directors and is subject to the approval by the shareholders in general meeting.

7. EARNINGS PER SHARE

Basic earnings per share are calculated based on the Group's net profit attributable to equity holders of the Company of HK$36,966,000 (2005:HK$1,553,000) and on 171,355,871(2005:171,355,871) ordinary shares in issue during the year.

8. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group has established different credit policies for customers in each core business. The average credit period granted to the customers is 60 days except for sales of food and beverage at coffee shops which are mainly on cash basis. The following is an ageing analysis of trade debtors net of allowance of doubtful debts at the balance sheet date:

	2006	2005
	HK$'000	*HK$'000*
0–60 days	**49,348**	47,891
61–90 days	**2,533**	1,871
Over 90 days	**4,745**	2,654
	56,626	52,416

The carrying amounts of the Group's trade and other debtors approximate to their fair values.

9. CREDITORS AND BILLS PAYABLE

The following is an ageing analysis of trade creditors and bills payable at the balance sheet date:

	2006	2005
	HK$'000	*HK$'000*
0–60 days	**31,166**	20,901
61–90 days	**333**	1,445
Over 90 days	**2,917**	2,210
Trade creditors and bill payable	**34,416**	24,556

The carrying amounts of the Group's trade and other creditors and bills payable approximate to their fair values.

DIVIDEND

The Board of Directors recommends the payment of a final dividend of HK5 cents (2005: HK1 cent) per share payable to shareholders whose names appear on the Register of Members of the Company on Friday, 25th August, 2006. Together with the interim dividend of HK3 cents (2005: HK1 cent) per share paid in January 2006, the total dividends for the year amounted to HK8 cents (2005: HK2 cents) per share, 300% more than last year and representing a dividend payout of 37.1%. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the dividend warrants will be distributed and paid on or about Thursday, 5th October, 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Monday, 21st August, 2006 to Friday, 25th August, 2006, both days inclusive, during which period no transfer of shares will be effected. To qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Friday, 18th August, 2006.

MANAGEMENT DISCUSSION AND ANALYSIS

During the year under review, the Group recorded substantial improvement in performance attributable to the improved results of its various businesses, including computer and information communication technology, food and beverage and investment in securities. As compared with last year, the Group's turnover and profit attributable to equity holders of the Company increased by 21% and 23 times respectively to HK$832 million and HK$37 million.

Despite a mild 4.5% decline in its turnover to HK$549 million, the Computer and Information Communication Technology segment reported 12 times increase in operating profit to HK$18.4 million.

The Computer Division continued to perform well and remained as the major contributor of both turnover and profit in this segment. Profit growth of the division, in particular, was the result of strong performance of notebook distribution business in Hong Kong. Representing a worldwide leading brand in notebook computer – Toshiba, the division captured the growing local demand for computer equipments at the effort of its internal sales teams working in close collaboration with dealers and suppliers to deepen market penetration. Restructured and adopting stringent cost control, its Thailand operation managed improvement in performance. The Business Machines Division also streamlined its operations and scaled down several loss incurring businesses, focusing its resources and efforts on the more promising local market.

The Network Solutions Division also recorded improved profit. This division offers comprehensive telecommunication and IT network solutions to corporate customers. Major projects undertaken during the year included the provision of maintenance service for the telephone call center system of The Peninsula Hotel Hong Kong, maintenance of PABX Systems and Solutions for American International Assurance covering 8,000 extensions, and installation and maintenance of Business Telephone System for various HKSAR government departments. The Thailand Office of this division recorded improved performance in 2005. It offers comprehensive telecommunication, software applications and IP Telephony Solutions to corporate clients. Major projects undertaken during the year included the provision of maintenance service under a 5-year contract for the Call Center of AIS (the largest mobile phone operator in Thailand) with more than 2000 agents, upgrading the IP PABX (over 3000 users) of CitiBank's Thailand Office, installation and maintenance of the IP PABX System of Standard Chartered Bank Thailand.

Pacific Coffee, which was acquired by the Group on May 20, 2005 contributed a 10-month turnover of HK$180 million to the new Food and Beverage segment for the year. Segmental profit amounted to HK$18.8 million, which was in line with the Group's expectation. The newly acquired business was integrated into the Group's organization structure smoothly without any disruption to daily management and operation. Pacific Coffee continued its growth plan in Hong Kong and Singapore and expanded into the Mainland China market during the year. Efforts were made together with suppliers and partners to ensure new shops offer customers a pleasing environment coupled with high quality products and services. Before the acquisition in May 2005, Pacific Coffee had a total of 44 outlets. Currently, Pacific Coffee operates a total of 57 outlets, including 44 in Hong Kong, 8 in Singapore, 3 in Shanghai and 2 in Beijing. It also plans to expand its business to Macau before the end of this year. The outlets in Hong Kong range from 500 sq. ft. to 4,400 sq. ft. in floor area. The new shops in Tung Chung and Wanchai are large-scale outlets of 3,000 sq. ft. and 2,500 sq. ft. respectively. With providing world-class coffee, delicious foods and comfortable environment as its objectives, Pacific Coffee is bold in adopting new concepts and store designs – the Pak Fook Store in Wanchai took on a contemporary look in April this year, and expanded its product offerings to include "Gelato", freshly made Italian style ice cream and sorbet. To further strengthen Pacific Coffee's image and market leadership, the Group plans to step up investment in IT infrastructure, marketing campaign and internal management system of the business to enhance efficiency and customer loyalty.

In addition to the food and beverage retail business, Pacific Coffee also sells its branded products to wholesale accounts and provides coffee services to corporate accounts. Convinced by the success of Pacific Coffee in capturing the fast growing and lucrative specialty coffee business in Hong Kong, the PRC and neighboring countries, the Board intends to further develop the Group's food and beverage businesses to obtain economy of scale and broaden the income stream. New stores will be added to the Pacific Coffee chain, and expansion through acquisition will be considered, if the right opportunities arise.

Favorable conditions in the equity and bond securities market saw the profit of the Group's investment in securities segment increase by 325% to HK$5.7 million. The Group, however, has continued to adopt a prudent approach in managing its investment in securities with its portfolio weighing more heavily on structured deposits and debentures. The Group also maintains high liquidity in the portfolio with substantial cash on hand to meet the needs of operating and investing activities from time to time.

PROSPECTS

In Mainland China, recent economic data in relation to industrial production, retail sales and M2 supply growth all pointed to a higher-than-expected annual growth. The set of buoyant data, however, is expected to lead to further tightening of the government's grip on the economy and overheated sectors such as the property sector. The service sector, on the other hand, will benefit from the government striving to enhance private consumption and the retail sector, which will also be conducive to the Group expanding its food and beverage business in Mainland China.

The world economy has moved into an asset-inflation phase compounded by surging commodity prices fuelled by the tremendous increase in demand from emerging markets. Amid fear of rising inflation, global monetary policy is expected to tighten further, thus continue to create pressure on growth and keep risk premium high. In Hong Kong, impressive economic growth continued in the first quarter of 2006, but economic slowdown in our major export markets will see Hong Kong make only moderate real growth in 2006. Although notebook computer faced a tough market in the 2nd quarter of 2006, the steadily growing Hong Kong economy is expected to brace growth of the Group's IT business. The Group will actively develop the home networking equipment market together with potential strategic partners. In addition to focusing on network protection and email security solutions, we will also undertake multimedia networking projects and strive to capture opportunities in service outsourcing.

The Group is excited about the potential of Pacific Coffee in Mainland China. It believes the number of Pacific Coffee stores, with Shanghai, Beijing and other major Chinese cities as bases, will increase and reach three digits within the next few years. Initial consumer response and industry feedback have been positive as a refined operation model is applied in Pacific Coffee's mainland stores to meet the special needs of this significant market. It is the strategy of Pacific Coffee to operate its own stores rather than via franchise, in its bid to ensure quality and operational consistency. However, the Group also recognises the need for it to from time to time leverage the skills and market knowledge of certain local partners which is achieved through alternative business financing and operating models.

To grow its new lifestyle food and beverage business, the Group will continue to explore investment opportunities in Hong Kong and neighboring regions. It aims to generate higher recurrent income and profit from the segment in the coming financial years.

FINANCIAL REVIEW

As at 31st March, 2006, the Group's total net assets attributable to equity holders of the Company amounted to HK$411 million (2005: HK$378 million), an increase of HK$33 million or 9% when compared with 2005. At the balance sheet date, the Group's bank and other borrowings amounted to HK$101 million (2005: HK$121,000). Cash and deposit at bank including structured deposits amounted to HK$122 million (2005: HK$181 million).

EMPLOYEES AND REMUNERATION POLICIES

The Group employed approximately 840 full time staff globally as at 31st March, 2006. Total staff costs amounted to approximately HK$112 million for the year ended 31st March, 2006. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee has reviewed the connected transactions and audited financial results of the Group for the year ended 31st March, 2006.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

CORPORATE GOVERNANCE

In the opinion of the Directors, the Company has complied with the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") (the "Listing Rules") throughout the year ended 31st March, 2006, with deviations from code provision A.4.1 which has already been stated in the Company's interim report 2005-2006.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE'S WEBSITE

All the information of the annual results of the Company for the year ended 31st March, 2006 required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website at http://www.hkex.com.hk in due course.

APPRECIATION

On behalf of the Board, I would like to take this opportunity to thank the management and all staff for their concerted effort, commitment and professionalism, which was instrumental to helping the Group achieve strong performance for the year.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 24th July, 2006

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman), Messrs Fung Pak Kwan (Managing Director), Kuok Hoi Sang, Chow Vee Tsung, Oscar, Kan Ka Hon and Ms Lily Chow. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

website: http://www.chevalier-itech.com

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.

CHEVALIER ITECH<00508> - Unusual price & volume movements

The Stock Exchange has received a message from Chevalier iTech Holdings Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that except for the publication of the final results announcement of the Company for the year ended 31st March, 2006 on 24th July, 2006, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

For and on behalf of
CHEVALIER iTECH HOLDINGS LIMITED

Kan Ka Hon
Director

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching, Messrs Fung Pak Kwan, Kuok Hoi Sang, Chow Vee Tsung, Oscar, Kan Ka Hon and Miss Lily Chow. The Independent Non-Executive Directors of the Company are Mr Shinichi Yonehara, Mr Wu King Cheong and Mr Kwong Man Sing.

July 28, 2006"

CHEVALIER ITECH<00508> - Suspension of Trading

At the request of Chevalier iTech Holdings Limited (the "Company"), trading in its shares has been suspended with effect from 9:30 a.m. today (30/8/2006) pending the issue of an announcement in relation to subscription of shares in the capital of the Company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

SUBSCRIPTION OF NEW SHARES AND RESUMPTION OF TRADING

The Board is pleased to announce that the Company has entered into the Agreement with the Subscriber after trading hours on 29th August 2006 for the subscription of 18,800,000 new Shares for an aggregate consideration of HK$44,744,000 at the subscription price of HK$2.38 per Share.

The price per Subscription Share represents (i) a discount of approximately 11.2% to the closing price of HK$2.68 per Share as quoted on the Stock Exchange on 29th August 2006, being the last trading date immediately prior to the date of this announcement; (ii) a discount of approximately 5.03% to the average closing price of HK$2.506 per Share as quoted on the Stock Exchange for the last five trading days up to and including 29th August 2006; and (iii) a premium of approximately 2.498% to the average closing price of HK$2.322 per Share as quoted on the Stock Exchange for the last ten trading days up to and including 29th August 2006.

The Subscription Shares represent approximately 10.97% of the existing issued share capital of the Company and approximately 9.89% of the issued share capital of the Company as enlarged by the allotment.

The Subscription Shares will be allotted and issued pursuant to the general mandate granted to the Directors at the annual general meeting of the Company held on 9th September 2005. Prior to the allotment and issue of the Subscription Shares, no Shares have been allotted and issued by the Company pursuant to such general mandate granted on 9th September 2005.

The net proceeds from the Subscription will amount to approximately HK$44.6 million. The Company intends to apply the net proceeds for the expansion of food and beverage business and for the general working capital of the Company.

At the request of the Company, trading in the Shares was suspended from 9:30 a.m. on 30th August 2006 pending for the release of this Announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 31st August 2006.

THE AGREEMENT

Date:

29th August 2006

Parties:

The Company (as the issuer)

The Subscriber (as the subscriber of the Subscription Shares)

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, the Subscriber and its ultimate beneficial owner are third parties independent of the Company and its connected persons (as defined in the Listing Rules).

Subscription of 18,800,000 new Shares:

18,800,000 new Shares, representing approximately 10.97% of the existing issued share capital of the Company of 171,355,871 Shares and approximately 9.89% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares.

Subscription Price:

The subscription price of HK$2.38 per Share has been arrived at after extensive arm's length negotiations between the Company and the Subscriber and with reference to recent market prices of the Shares. The Subscription Price represents:

a. a discount of approximately 11.2 % to the closing price of HK$2.68 per Share as quoted on the Stock Exchange on 29th August 2006;

b. a discount of approximately 5.03% to the average closing price of HK$2.506 per Share as quoted on the Stock Exchange for the last five trading days up to and including 29th August 2006; and

c. a premium of approximately 2.498% to the average closing price of HK$2.322 per Share as quoted on the Stock Exchange for the last ten trading days up to and including 29th August 2006.

Ranking:

The Subscription Shares, when fully paid, allotted and issued, will rank pari passu in all respects among themselves and with all other Shares in issue on the date of their allotment and issue.

Conditions and completion for the Subscription:

The Subscription is conditional upon:

(1) the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Subscription Shares;

(2) all necessary corporate approvals and consents and third party consents, including the approval of the Bermuda Monetary Authority to the issue of the Subscription Shares, if necessary, for the transactions contemplated under the Agreement being obtained on or before completion of the Subscription.

(3) the Subscriber being satisfied that the warranties set out in the Agreement are true and accurate in all material respects as at the date of the Agreement and at completion of the Subscription; and

(4) there is no indication from the Stock Exchange that the listing status of the securities of the Company will be revoked by the Stock Exchange as a result of the implementation of the transactions contemplated under the Agreement.

Subject to the fulfilment of the above conditions as set out in the Agreement, completion of the Subscription shall take place within 3 Business Days following the satisfaction of all the conditions precedent aforesaid and shall be no later than 29th September 2006 or such later date as may be agreed by all parties to the Agreement in writing.

The Subscription Shares will be allotted and issued pursuant to the general mandate granted to the Directors at the annual general meeting of the Company held on 9th September 2005. Prior to the allotment and issue of the Subscription Shares, no Shares have been allotted and issued by the Company pursuant to such general mandate granted on 9th September 2005.

USE OF PROCEEDS AND REASONS FOR THE SUBSCRIPTION

The Group is principally engaged in the provision of computer and information communication technology, food and beverage and investment in securities.

The net proceeds of the issue of the Subscription Shares before expenses will amount to HK$44,744,000. The net proceeds of the Subscription will amount to approximately HK$44.6 million after deducting the expenses of the Subscription. In view of the current market condition, the Directors consider that the Subscription offers a good opportunity to raise capital for the expansion of food and beverage business and for the general working capital of the Company.

The Directors consider that the terms of the Agreement are fair and reasonable, on normal commercial terms and in the interests of the shareholders of the Company as a whole.

SHAREHOLDING STRUCTURE

The shareholding structure of the Company before and upon completion of the Subscription is/will be as follows:–

Name of Shareholders	Shareholding before Subscription		Shareholding upon completion of the Subscription	
	No. of Shares	Percentage *(Note 2)*	No. of Shares	Percentage *(Note 2)*
CHOW Yei Ching *(Note 1)*	6,815,854	3.98	6,815,854	3.58
Chevalier International Holdings Limited ("CIHL") and its subsidiary	104,198,933	60.81	104,198,933	54.80
Directors	5,431,800	3.17	5,431,800	2.85
Public Float	54,909,284	32.04	54,909,284	28.88
The Subscriber	0	0.00	18,800,000	9.89
Total	**171,355,871**	**100%**	**190,155,871**	**100%**

Note:

(1) Dr. Chow Yei Ching beneficially owned 147,738,359 shares of CIHL, representing approximately 53.03% of the issued share capital of CIHL. The said shareholding information is derived from filing of disclosure notice registered in the registers maintained under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

(2) The percentages are rounded to nearest 2 decimal places.

LISTING

Application will be made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares was suspended on the Stock Exchange from 9:30 a.m. on 30th August 2006 pending the release of this announcement. Application for the resumption of trading in the Shares has been made by the Company to the Stock Exchange to the effect that trading in Shares will resume at 9:30 a.m. on 31st August 2006.

DEFINITIONS

"Agreement"	The Agreement entered into between the Company and the Subscriber after trading hours on 29th August 2006 in respect of the Subscription
"Board"	The Board of directors of the Company
"Company"	Chevalier iTech Holdings Limited (其士科技控股有限公司), a company incorporated in Bermuda with limited liability and whose Shares are listed on the Stock Exchange
"Directors"	Directors of the Company
"Group"	The Company and its subsidiaries
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China

"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Subscriber"	Gentfull Investment Limited, a company incorporated in Hong Kong with limited liability. It is a wholly owned subsidiary of Nan Fung Resources Limited, a company incorporated in Hong Kong, and is indirectly owned by Ms. Chen Wai Wai, Vivien, who, to the best of the knowledge of the Directors, is a party independent of the Company and its connected persons and does not, save for the transaction described in this Announcement, otherwise have any past or present special relationship or dealings with the Group
"Subscription"	The subscription of the Subscription Shares by the Subscriber at the Subscription Price for a total consideration of HK$44,744,000
"Subscription Price"	HK$2.38 per Share
"Subscription Shares"	A total of 18,800,000 new Shares placed to the Subscriber pursuant to the terms and conditions of the Agreement at the Subscription Price
"Shares"	Ordinary share(s) of HK$0.50 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 30th August 2006

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman), Messrs Fung Pak Kwan (Managing Director), Kuok Hoi Sang, Chow Vee Tsung, Oscar, Kan Ka Hon and Ms Lily Chow. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

* *for identification purpose only*

Please also refer to the published version of this announcement in The Standard.


RECEIVED
NOV 1 3 2006
213

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock Code: 508)

NOTICE OF 2006 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22nd Floor, Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 28th September, 2006 at 10:15 a.m. for the following purposes:–

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 2006.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To appoint Auditors and authorize the Board of Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:–

ORDINARY RESOLUTIONS

5. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital

of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of subscription rights under any share option scheme of the Company or (iii) an issue of shares as scrip dividends pursuant to the Bye-laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution and Resolution 6:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

"Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate

the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 5th September, 2006

Principal Place of Business:
22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM 12
Bermuda

Notes:

(a) A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED at 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) An explanatory statement regarding the proposals of re-electing the retiring Director of the Company, appointing the new auditors, granting general mandates to issue new shares and to repurchase own shares of the Company will be despatched to the members of the Company together with this notice.

(d) Information on the retiring Directors are set out in pages 1 to 3 of the circular of the Company dated 5th September, 2006.

As at the date of this announcement, the Executive Directors of the Company are Dr Chow Yei Ching (Chairman), Messrs Fung Pak Kwan (Managing Director), Kuok Hoi Sang, Chow Vee Tsung, Oscar, Kan Ka Hon and Ms Lily Chow. The Independent Non-Executive Directors of the Company are Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing.

website: http://www.chevalier-itech.com

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.


CHEVALIER



CHEVALIER INTERNATIONAL HOLDINGS LIMITED
其士國際集團有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 25)

CHEVALIER iTECH HOLDINGS LIMITED
其士科技控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 508)

PROPOSED CHANGE OF AUDITORS

CIHL and CiTL announce that Deloitte has given a formal notice of its intention not to seek re-appointment as auditors of each of CIHL and CiTL at their forthcoming AGM to be held on 28th September, 2006. It is proposed that PWC will be appointed as new auditors of each of CIHL and CiTL with effect from the date of the respective AGM of CIHL and CiTL.

The respective board of directors of each of Chevalier International Holdings Limited ("CIHL") and Chevalier iTech Holdings Limited ("CiTL") announce that Messrs. Deloitte Touche Tohmatsu ("Deloitte") has given a formal notice of its intention not to seek re-appointment as auditors of each of CIHL and CiTL and their respective subsidiaries (the "CIHL Group" and "CiTL Group") at their respective forthcoming annual general meeting to be held on 28th September, 2006 ("AGM") after taking into consideration of the level of audit fees and its available internal resources in the light of current work flows.

An ordinary resolution will be proposed at the respective AGM of CIHL and CiTL to appoint Messrs. PricewaterhouseCoopers ("PWC") as new auditors of each of CIHL and CiTL following the retirement of Deloitte and with effect from the date of the respective AGM of CIHL and CiTL.

In connection with the retirement as auditors of CIHL and CiTL on 29th August, 2006, Deloitte has issued a professional clearance letter for each of CIHL and CiTL to PWC in which Deloitte confirmed that it is not aware of any professional or other reasons why PWC should not accept the appointment as auditors of CIHL and CiTL. Deloitte has not yet commenced any audit work on the financial statements of the CIHL Group and CiTL Group for the year ending 31st March, 2007. Deloitte has also advised that there is no representation regarding their retirement that needs to be brought to the attention of the shareholders or creditors of each of CIHL and CiTL.

GENERAL

It is expected that the change of auditors of each of CIHL and CiTL will not affect the audit and the release of interim and final results of each of CIHL and CiTL for the financial year ending 31st March, 2007.

A respective circular containing details of, amongst other matters, the proposed appointment of PWC as new auditors of CIHL and CiTL will be despatched to the shareholders of each of CIHL and CiTL as soon as practicable.

By Order of the Board of
Chevalier International Holdings Limited
Chow Yei Ching
Chairman and Managing Director

By Order of the Board of
Chevalier iTech Holdings Limited
Chow Yei Ching
Chairman

Hong Kong, 5th September, 2006

As at the date of this announcement, the board of directors of CIHL comprises:
Dr. Chow Yei Ching (Chairman and Managing Director), Messrs. Kuok Hoi Sang (Managing Director), Fung Pak Kwan, Chow Vee Tsung, Oscar, Tam Kwok Wing, Kan Ka Hon and Ho Chung Leung as executive directors and Dr. Chow Ming Kuen, Joseph, Mr. Li Kwok Heem, John and Mr. Sun Kai Dah, George as independent non-executive directors.

As at the date of this announcement, the board of directors of CiTL comprises:
Dr Chow Yei Ching (Chairman), Messrs Fung Pak Kwan (Managing Director), Kuok Hoi Sang, Chow Vee Tsung, Oscar, Kan Ka Hon and Ms Lily Chow as executive directors and Messrs Shinichi Yonehara, Wu King Cheong and Kwong Man Sing as independent non-executive directors.

* *For identification purpose only*

Please also refer to the published version of this announcement in The Standard.


PROCESSING
SECTION
RECEIVED
NOV 1 3 2006
WASH, D.C.
213
SECTION

CHEVALIER iTECH HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM REPORT 2005-2006

INTERIM RESULTS

The Directors of Chevalier iTech Holdings Limited ("the Company") are pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries ("the Group") for the six months ended 30th September, 2005, together with the comparative figures for the corresponding period in 2004 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th September, 2005

	Notes	Unaudited Six months ended 30th September, 2005 HK$'000	2004 HK$'000
Turnover	5	**428,754**	319,867
Cost of sales		**(335,019)**	(286,482)
Gross profit		**93,735**	33,385
Other operating income		**7,850**	609
Selling and distribution costs		**(67,940)**	(24,098)
Administrative expenses		**(3,011)**	(2,373)
Other operating expenses		**(5,553)**	(4,172)
Share of result of an associate		**(45)**	(24)
Finance costs		**(1,505)**	–
Profit before taxation	6	**23,531**	3,327
Taxation	7	**(2,281)**	(825)
Profit for the period		**21,250**	2,502
Profit attributable to:			
Equity holders of the Company		**21,250**	2,502
Minority interests		**–**	–
		21,250	2,502
Interim dividend	8	**5,141**	1,714
Earnings per share	9	**12.40 cents**	1.46 cents
Interim dividend per share		**3 cents**	1 cent

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September, 2005

	Notes	Unaudited 30th September, 2005 HK$'000	Audited and restated 31st March, 2005 HK$'000
Non-current assets			
Investment properties		5,160	5,160
Property, plant and equipment	10	56,034	28,777
Goodwill	11	112,259	–
Intangible assets	11	57,823	–
Interest in an associate		3,366	379
Available-for-sale investments		3,880	–
Investments in securities		–	4,440
Fixed deposit		23,280	–
		261,802	38,756
Current assets			
Inventories		65,762	55,262
Properties for sale, at cost		–	1,135
Debtors, deposits and prepayments	12	93,286	70,956
Amount due from ultimate holding company		1,159	711
Amounts due from customers for contract work		494	939
Tax recoverable		668	574
Investments held for trading		72,772	–
Investments in securities		–	110,815
Forward contracts, financial instruments		1,696	–
Bank balances and cash equivalents		112,515	181,451
		348,352	421,843
Current liabilities			
Creditors, deposits and accruals	13	78,140	59,662
Amounts due to customers for contract work		12	199
Bills payable		949	695
Deferred service income		20,429	20,751
Provision for taxation		5,488	411
Bank loans, unsecured		52,000	–
Bank overdrafts, unsecured		–	121
		157,018	81,839
Net current assets		191,334	340,004
		453,136	378,760

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

As at 30th September, 2005

	Notes	Unaudited 30th September, 2005 HK$'000	Audited and restated 31st March, 2005 HK$'000
Capital and reserves			
Share capital	14	**85,678**	85,678
Reserves		**311,668**	292,827
Equity attributable to equity holders of the Company		**397,346**	378,505
Minority interests		**165**	175
Total Equity		**397,511**	378,680
Non-current liabilities			
Bank loans, unsecured		**55,000**	–
Deferred taxation		**625**	80
		55,625	80
		453,136	378,760

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September, 2005

	Attributable to equity holders of the Company										
	Share capital HK$'000	Share premium HK$'000	Capital reserve HK$'000	Capital redemption reserve HK$'000	Properties for own use revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
At 31st March, 2004											
As originally stated	85,678	223,434	18,231	14	2,764	1,036	5,141	47,288	383,586	174	383,760
Effect of change in accounting policies	-	-	-	-	(2,764)	834	-	-	(1,930)	-	(1,930)
As restated	85,678	223,434	18,231	14	-	1,870	5,141	47,288	381,656	174	381,830
Exchange difference arising from the translation of financial statements of overseas subsidiaries	-	-	-	-	-	(767)	-	-	(767)	(10)	(777)
Profit for the period	-	-	-	-	-	-	-	2,502	2,502	-	2,502
Final dividend for 2004 paid	-	-	-	-	-	-	(5,141)	-	(5,141)	-	(5,141)
Dividend	-	-	-	-	-	-	1,714	(1,714)	-	-	-
At 30th September, 2004	85,678	223,434	18,231	14	-	1,103	1,714	48,076	378,250	164	378,414
At 31st March, 2005											
As originally stated	85,678	223,434	18,231	14	3,449	989	1,713	47,625	381,133	175	381,308
Effect of change in accounting policies	-	-	-	-	(3,449)	821	-	-	(2,628)	-	(2,628)
As restated before opening balances adjustment	85,678	223,434	18,231	14	-	1,810	1,713	47,625	378,505	175	378,680
Opening adjustments arising from changes in accounting policies	-	-	(171)	-	-	-	-	171	-	-	-
As restated	85,678	223,434	18,060	14	-	1,810	1,713	47,796	378,505	175	378,680
Exchange difference arising from the translation of financial statements of overseas subsidiaries	-	-	-	-	-	(696)	-	-	(696)	(10)	(706)
Profit for the period	-	-	-	-	-	-	-	21,250	21,250	-	21,250
Final dividend for 2005 paid	-	-	-	-	-	-	(1,713)	-	(1,713)	-	(1,713)
Dividend	-	-	-	-	-	-	5,141	(5,141)	-	-	-
At 30th September, 2005	85,678	223,434	18,060	14	-	1,114	5,141	63,905	397,346	165	397,511

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September, 2005

	Unaudited Six months ended 30th September,	
	2005	2004
	HK$'000	*HK$'000*
Net cash from (used in) operating activities	**65,693**	(28,023)
Net cash (used in) from investing activities	**(239,035)**	4,253
Net cash from (used in) financing activities	**104,839**	(7,024)
Decrease in cash and cash equivalents	**(68,503)**	(30,794)
Cash and cash equivalents at beginning of period	**181,330**	124,335
Effect of foreign exchange rate changes	**(312)**	(593)
Cash and cash equivalents at end of period	**112,515**	92,948
Analysis of the balances of cash and cash equivalents		
Bank balances and cash equivalents	**112,515**	93,185
Bank overdrafts	**–**	(237)
	112,515	92,948

NOTES TO CONDENSED FINANCIAL STATEMENTS

For the six months ended 30th September, 2005

1. Basis of preparation and accounting policies

The condensed financial statements have been prepared in accordance with applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. Principal accounting policies

The condensed financial statements have been prepared on the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended 31st March, 2005 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), HKASs and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods commencing on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests has been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented.

Business combinations

In the current period, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1st January, 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

Goodwill

In previous periods, goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves, and goodwill arising on acquisitions on or after 1st April, 2001 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. Goodwill previously recognised in reserves has been transferred to the Group's retained profits on 1st April, 2005. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from 1st April, 2005 onwards and goodwill will be tested for impairment at least annually and in the financial year in which the acquisition takes places. Goodwill arising on acquisition after 1st April, 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period for the acquisition made in the current period whereas the change has no impact on the results for the prior period.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Principal accounting policies *(Continued)*

Business combinations *(Continued)*

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill").

In previous periods, negative goodwill arising on acquisitions prior to 1st April, 2001 was held in reserves and was credited to income statement at the time of disposal of relevant subsidiaries or associates. Negative goodwill arising on acquisitions on or after 1st April, 2001 was presented as a deduction from assets and released to income statement based on an analysis of the circumstances from which the balance resulted. In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in income statement in the period in which the acquisition takes place. In accordance with the relevant transitional provisions of HKFRS 3, all negative goodwill at 1st April, 2005 of HK$171,000, which were previously recorded in reserve, have been derecognised with a corresponding increase to retained profits by the Group.

Contingent liabilities of acquirees

In accordance with HKFRS 3, contingent liabilities of an acquiree are recognised at the date of the acquisition if the fair value of the contingent liabilities can be measured reliably. Previously, contingent liabilities of acquirees were not recognised separately from goodwill. As a result of this change in accounting policy, contingent liabilities of an acquiree with fair value of HK$1,000,000 measured at the date of an acquisition that took place in the current period have been recognised on the balance sheet. In addition, because the revised accounting policy has been applied prospectively to acquisitions for which the agreement date is on or after 1st January, 2005, comparative figures have not been restated.

Financial instruments

Financial assets and financial liabilities other than debt and equity securities

Forward contracts financial instruments being derivatives within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless of whether they are deemed as held for trading or designated as effective hedging instruments. Prior to 1st April, 2005, forward contracts financial instruments are not recognised in the financial statements. Under HKAS 39, derivatives (including embedded derivatives separately accounted for from the host contracts) are deemed as held-for-trading financial assets or financial liabilities, unless they qualify and are designated as effective hedging instruments. The corresponding adjustments on changes in fair values would depend on whether the derivatives are designated as effective hedging instruments, and if so, the nature of the item being hedged. For derivatives that are deemed as held for trading, changes in fair values of such derivatives are recognised in profit or loss for the period in which they arise. As the effect of the changes is immaterial, no adjustment to the forward contracts financial assets on 1st April, 2005 has been made to the Group's retained profits.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

2. Principal accounting policies *(Continued)*

Owner-occupied leasehold interests in land

In previous periods, owner-occupied leasehold interests in land and buildings were included in property, plant and equipment and measured using the revaluation model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis and less accumulated impairment losses. Alternatively, where the allocation between the land and buildings elements cannot be made reliably, the leasehold interests in land continue to be accounted for as property, plant and equipment. This change in accounting policy has been applied retrospectively.

3. Summary of effect on the changes in accounting policies

The effects of the changes in the accounting policies described in note 2 above on the results for the current and prior period are as follows:

	Six months ended 30th September,	
	2005	2004
	HK$'000	*HK$'000*
Gain arising from change in fair value of forward contracts financial instruments	**1,696**	–

The gain results in an increase in other operating income for the period.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

3. Summary of effect on the changes in accounting policies ***(Continued)***

The cumulative effects of the application of the new HKFRSs as at 31st March, 2005 and as at 1st April, 2005 are summarised below:

	As at 31st March, 2005 (originally stated)	Retrospective adjustment HKAS 17	As at 31st March, 2005 (restated)	Adjustments on 1st April, 2005 HKAS 32 and 39	Adjustments on 1st April, 2005 HKFRS 3	As at 1st April, 2005 (restated)
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Property, plant and equipment	31,405	(2,628)	28,777	–	–	28,777
Available-for-sale investments	–	–	–	4,440	–	4,440
Investments in securities (non current)	4,440	–	4,440	(4,440)	–	–
Investments held for trading	–	–	–	110,815	–	110,815
Investments in securities (current)	110,815	–	110,815	(110,815)	–	–
Forward contracts financial instruments	–	–	–	1,696	–	1,696
Total effects on assets	146,660	(2,628)	144,032	1,696	–	145,728
Retained profits	47,625	–	47,625	–	171	47,796
Property revaluation reserve	3,449	(3,449)	–	–	–	–
Exchange fluctuation reserve	989	821	1,810	–	–	1,810
Capital reserve	18,231	–	18,231	–	(171)	18,060
Total effects on equity	70,294	(2,628)	67,666	–	–	67,666

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

4. Business Combination

During the period, the Group acquired the entire equity interest of the Pacific Coffee Group for a cash consideration of HK$205 million. The fair values of identifiable assets, liabilities and contingent liabilities of the Pacific Coffee Group at the date of acquisition are as follows:

	Book value *HK$'000*	Fair value adjustment *HK$'000*	Fair value *HK$'000*
Properties, plant and equipment	26,168	–	26,168
Inventories	4,329	–	4,329
Trade receivables	477	–	477
Other debtors	16,907	–	16,907
Bank balances and cash	1,432	–	1,432
Trade payables	(5,980)	–	(5,980)
Other creditors	(4,051)	–	(4,051)
Provision for taxation	(3,124)	–	(3,124)
Deferred services income	(63)	–	(63)
Deferred tax liability	(624)	–	(624)
Contingent liabilities	–	(1,000)	(1,000)
Intangible assets	–	60,000	60,000
Net assets acquired	35,471	59,000	94,471
Goodwill on acquisition			112,259
			206,730
Consideration satisfied by cash			205,000
Costs incurred for the acquisition			1,730
			206,730
Net cash outflow in respect of acquisition of the subsidiaries			
Cash consideration paid plus costs			(206,730)
Less: Bank balances and cash acquired			1,432
			(205,298)

The Pacific Coffee Group contributed revenue of HK$72.51 million to the Group's turnover and HK$7.8 million after charging amortisation of trademark of HK$2.1 million to the Group's profit before tax for the period from the date of acquisition to the balance sheet date.

If the acquisition had been completed on 1st April, 2005, the Pacific Coffee Group would have contributed revenue of HK$100 million to the Group's turnover and HK$11.4 million after charging amortisation of trademark of HK$2.1 million to the Group's profit before tax for the period.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

5. **Segment information**

For better reflection of financial performance of the Group, the segment of computer and information communications technology is combined by three segments which were reported in same period of last year as computer and business machines, network solution and telecommunication systems and technical and maintenance services.

An analysis of the Group's turnover and contribution to operating profit by business segments and turnover by geographical segments is as follows:

(a) ***By business segments***

For the six months ended 30th September, 2005

	Computer and information communications technology *HK$'000*	Food and beverage *HK$'000*	Investments in securities and others *HK$'000*	Total *HK$'000*
TURNOVER				
External sales	296,408	72,511	59,835	428,754
RESULTS				
Segment results	9,145	7,798	5,302	22,245
Interest income				1,038
Unallocated other operating gain				4,392
Unallocated corporate expenses				(2,594)
Finance costs				(1,505)
Share of result of an associate	(45)	–	–	(45)
Profit before taxation				23,531
Taxation				(2,281)
Profit for the period				21,250

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

5. Segment information *(Continued)*

(a) By business segments (Continued)

For the six months ended 30th September, 2004

	Computer and information communications technology HK$'000	Investments in securities and others HK$'000	Total HK$'000
TURNOVER			
External sales	294,683	25,184	319,867
RESULTS			
Segment results	3,703	1,328	5,031
Interest income			543
Unallocated corporate expenses			(2,223)
Finance costs			–
Share of result of an associate	(24)	–	(24)
Profit before taxation			3,327
Taxation			(825)
Profit for the period			2,502

(b) By geographical segments

	Turnover Six months ended 30th September, 2005 HK$'000	2004 HK$'000
Hong Kong	**387,129**	268,850
Thailand	**33,333**	35,990
Others	**8,292**	15,027
	428,754	319,867

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

6. Profit before taxation

	Six months ended 30th September, 2005 *HK$'000*	2004 *HK$'000*
Profit before taxation is arrived at after charging:		
Cost of goods sold	**235,996**	216,817
Depreciation on property, plant and equipment	**6,741**	2,139
Amortisation of intangible assets	**2,177**	–
Operating lease payments in respect of leasing of premises	**20,127**	4,035
Staff costs, including directors' emoluments	**52,016**	38,109

7. Taxation

	Six months ended 30th September, 2005 *HK$'000*	2004 *HK$'000*
Current taxation		
Company and subsidiaries		
Hong Kong	**1,962**	600
Overseas	**399**	191
Deferred taxation		
Current period	**(80)**	34
	2,281	825

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward.

Provision for overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

8. Interim dividend

	Six months ended 30th September, 2005 *HK$'000*	2004 *HK$'000*
Interim dividend		
HK$0.03 per share (2004: HK$0.01 per share)	**5,141**	1,714

9. Earnings per share

Basic earnings per share are calculated based on the profit for the period of HK$21,250,000 (2004: HK$2,502,000) and on the number of ordinary shares of 171,355,871 (2004: 171,355,871) in issue during the period.

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

10. Property, plant and equipment

For the six months period ended 30 September, 2005, the Group acquired property, plant and equipment of HK$35,547,000 of which HK$26,168,000 is through the acquisition of the Pacific Coffee Group and disposed of property, plant and equipment with a net book value of HK$989,000.

11. Goodwill and intangible assets

Goodwill is recognised and intangible assets are acquired from business combination. Intangible assets include trademarks.

12. Debtors, deposits and prepayments

Included in debtors, deposits and prepayments are trade debtors of HK$47,239,000 (31st March, 2005: HK$52,416,000).

The ageing analysis of trade debtors is as follows:

	As at 30th September, 2005 *HK$'000*	As at 31st March, 2005 *HK$'000*
0 – 60 days	**44,409**	47,891
61 – 90 days	**1,338**	1,871
Over 90 days	**1,492**	2,654
Total	**47,239**	52,416

The Group has established different credit policies for customers in each of its core businesses. The average credit period granted for trade debtors was 60 days.

13. Creditors, deposits and accruals

Included in creditors, deposits and accruals are trade creditors of HK$35,046,000 (31st March, 2005: HK$23,861,000).

The ageing analysis of trade creditors is as follows:

	As at 30th September, 2005 *HK$'000*	As at 31st March, 2005 *HK$'000*
0 – 60 days	**31,909**	20,206
61 – 90 days	**529**	1,445
Over 90 days	**2,608**	2,210
Total	**35,046**	23,861

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

14. Share capital

	Number of ordinary shares of HK$0.5 each	Nominal Value *HK$'000*
Authorised:		
At 31st March, 2005 and 30th September, 2005	240,000,000	120,000
Issued and fully paid:		
At 31st March, 2005 and 30th September, 2005	171,355,871	85,678

There was no movement in authorised and issued share capital during the period.

15. Contingent liabilities

At 30th September, 2005, the Group and the Company had contingent liabilities in respect of:

(a) guarantees given to banks in respect of banking facilities granted to certain subsidiaries, which were utilised to the extent of HK$108,163,000 (31st March, 2005: HK$3,172,000) ;

(b) guarantees issued for performance under contracts and rendering of services of certain subsidiaries amounting to HK$2,059,000 (31st March, 2005: HK$650,000) ; and

(c) liquidated damages of HK$1,000,000 for an alleged breach of a wholesale food supply contract by a subsidiary (31st March, 2005: Nil).

NOTES TO CONDENSED FINANCIAL STATEMENTS *(Continued)*

16. Operating lease

(a) The Group as lessee

At 30th September, 2005, the Group and the Company had total future aggregate minimum lease payments under non-cancellable operating leases in respect of renting of premises which fall due as follows:

	As at 30th September, 2005 HK$'000	As at 31st March, 2005 HK$'000
Within one year	**40,466**	3,655
In the second to fifth year inclusive	**39,689**	83
	80,155	3,738

Leases are negotiated and the average initial terms of rentals range from two to three years with renewal options given by the lessors. The above lease commitments only include commitment for basis rental. Contingent rentals are not included since the amount will only be determined when turnover of individual shops exceeds a pre-determined level.

(b) The Group as lessor

All the investment properties were leased out for a period of two years and the leases did not have any renewal options given to the leasees. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are as follows:

	As at 30th September, 2005 HK$'000	As at 31st March, 2005 HK$'000
Within one year	**359**	360
In the second to fifth year inclusive	**62**	–
	421	360

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim dividend of HK3 cents (2004: HK1 cent) per share for the six months ended 30th September, 2005 payable on Thursday, 12th January, 2006 to shareholders whose names appear on the Register of Members of the Company on Friday, 6th January, 2006.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from Tuesday, 3rd January, 2006 to Friday, 6th January, 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the above interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, Standard Registrars Limited of G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Friday, 30th December, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

During the six months ended 30th September, 2005, both the Group's turnover and net profit improved substantially by 34% and 749% respectively when compared with the same period last year. Such phenomenal achievements were contributed by steady growth in the computer and information communications technology segment, the acquisition of Pacific Coffee in May this year and improved return from the investment portfolio.

As stated in the Group's last annual report, the performance of the computer and information communications technology segment continued to improve. By strictly controlling cost and expenses, the Group's overall business efficiency was enhanced, thus benefiting overall results and was reflected in the results of the current period. The computer division continued to perform well and contributed the majority of the profit. The network solutions division offers comprehensive telecommunication and IT network solutions. It also provides extensive application and software solutions including Enterprise Resource Planning (ERP), Human Resources Management, Computer Resources & Security Control, etc. to SMEs. The major projects undertaken by this division during the review period included the implementation of PABX Systems and Solutions for the Hong Kong Four Seasons Hotel; installation and maintenance of Toshiba Business Telephone System for various HKSAR government departments. This division was also qualified as an approved outsourcing service contractor of government and large enterprise projects.

The Group's first step into the lifestyle food and beverage business through the acquisition of Pacific Coffee has been very successful. The transition of ownership and corporate culture was smooth posing no disruption to the management and the daily operation of Pacific Coffee. Both the turnover and operating profit for the period were in line with the Group's expectation. Despite the significant increase in market rents, Pacific Coffee was able to continue to find and establish profitable stores. Three new shops in Hong Kong, one in Singapore and one in Beijing were opened after the acquisition. Currently, there are 42 Pacific Coffee stores in Hong Kong, 6 in Singapore and 1 in Beijing.

Investment in securities brought in increased turnover and profit during the period under review with the Hong Kong economy starting to turnaround in May this year. Foreign bonds and enhanced yield structured notes make up over 80% of our investment portfolio. The Group will continue to manage its securities and investment portfolio with prudence to enhance its yields.

PROSPECTS

For its information communications technology and office equipment business, the Group's target is not only to distribute quality brand office equipment, but also provide premium value-added services and solutions to customers. To meet customers' changing technological requirements, the Group will continue to develop and enhance its system solutions to help customers transform their businesses and achieve operational excellence.

Following the acquisition of Pacific Coffee in May this year, the Group has further strengthened its profitability and operating cash position. In addition to the Hong Kong market, the Group plans to leverage the well-received "Pacific Coffee" brand to tap the fast growing PRC coffee consumption market in cities such as Beijing and Shanghai initially. With a rapidly expanding economy and growing affluence among its young professionals, the Mainland will present plenty of growth opportunities to the Group's food and beverage business. Pacific Coffee will focus on building a strong regional team and local management teams to ensure quality in the long term.

Although our coffee retail business has to face the continuous challenge from increasing operating costs and interest rates, its revenue growth is expected to offset the increase in such costs. The Group will cautiously review its expansion pace and tighten cost controls with the aim of achieving steady growth in its overall results.

FINANCIAL REVIEW

As at 30th September, 2005, the Group's total net assets attributable to equity holders of the Company amounted to HK$397 million (HK$379 million as at 31st March, 2005).

As at 30th September, 2005, total debt to equity ratio was 27% (0.03% as at 31st March, 2005) and net debt to equity ratio was nil (Nil as at 31st March, 2005), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the above total net assets of HK$397 million (HK$379 million as at 31st March, 2005).

As at 30th September, 2005, the Group's bank and other borrowings amounted to HK$107 million (HK$121,000 as at 31st March, 2005). Fixed deposit together with bank balances and cash equivalents amounted to HK$136 million (HK$181 million as at 31st March, 2005) and there are thus no net borrowings for the two periods (Nil as at 31st March, 2005). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates.

Finance costs for the period amounted to HK$1.5 million (Nil for the same period last year).

The Company has provided guarantees in respect of loan facilities granted to subsidiaries amounting to HK$108.2 million (HK$3.2 million as at 31st March, 2005).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES

As at 30th September, 2005, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations, within the meaning of Part XV of Securities and Futures Ordinance ("the SFO"), which have been notified to the Company and The Stock Exchange of Hong Kong Limited ("the Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") were as follows:

(a) Interests in the Company – Shares

Name of Directors	Capacity	Number of ordinary shares			Approximate percentage of interest (%)
		Personal interests	Corporate interests	Total	
CHOW Yei Ching	Beneficial owner and Interest of controlled corporation	6,815,854	104,102,933*	110,918,787	64.73
FUNG Pak Kwan	Beneficial owner	2,580,000	–	2,580,000	1.5
KUOK Hoi Sang	Beneficial owner	2,400,000	–	2,400,000	1.4
KAN Ka Hon	Beneficial owner	451,200	–	451,200	0.26
Shinichi YONEHARA	Beneficial owner	600	–	600	0.00035

* *Dr CHOW Yei Ching has notified the Company that under the SFO, he was deemed to be interested in 104,102,933 shares of the Company which were held by Chevalier International Holdings Limited ("CIHL") as Dr Chow beneficially owned 146,244,359 shares in CIHL, representing approximately 52.5% of the issued share capital of CIHL. Dr Chow was deemed to be interested in these shares under the SFO and these shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.*

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SECURITIES *(Continued)*

(b) Interests in Associated Corporation – Shares

Name of Directors	Associated corporation	Capacity	Number of ordinary shares		Approximate percentage of interest (%)
			Personal interests	Total	
CHOW Yei Ching	CIHL	Beneficial owner	146,244,359	146,244,359	52.50
FUNG Pak Kwan	CIHL	Beneficial owner	93,479	93,479	0.03
KUOK Hoi Sang	CIHL	Beneficial owner	98,216	98,216	0.04
KAN Ka Hon	CIHL	Beneficial owner	29,040	29,040	0.01
Shinichi YONEHARA	CIHL	Beneficial owner	1,671	1,671	0.0006

Save as disclosed above and in "Share Option Schemes" below, as at 30th September, 2005, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

SHARE OPTION SCHEMES

A share option scheme of the Company ("the CiTL Scheme") was approved by the shareholders of CIHL and shareholders of the Company on 20th September, 2002. Another share option scheme of CIHL ("the CIHL Scheme") was also approved by the shareholders of CIHL on 20th September, 2002. The CiTL Scheme and the CIHL Scheme fully comply with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules"). As at 30th September, 2005, no share option was granted, exercised, cancelled or lapsed under the CiTL Scheme and the CIHL Scheme. There was no outstanding option under the CiTL Scheme and the CIHL Scheme at the beginning and at the end of the period.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SECURITIES

As at 30th September, 2005, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholder	**Number of shares held**		**Approximate percentage of interest (%)**
CHOW Yei Ching	110,918,787	*(Notes 1 and 3)*	64.73
Miyakawa Michiko	110,918,787	*(Notes 2 and 3)*	64.73
CIHL	104,102,933	*(Note 3)*	60.75
Chevalier (HK) Limited ("CHK")	13,471,200	*(Note 3)*	7.86
Firstland Company Limited ("Firstland")	13,471,200	*(Note 3)*	7.86

Notes:

1. Under the SFO, these shares were held by Dr Chow as (i) personal interests of 6,815,854 shares, (ii) corporate interests of 104,102,933 shares in which Dr Chow was deemed to be interested.

2. Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 110,918,787 shares held by Dr Chow.

3. These shares were held as interest of controlled corporation through Firstland, a company incorporated in Hong Kong and a wholly-owned subsidiary of CHK. CHK is a company incorporated in Hong Kong and a wholly-owned subsidiary of CIHL. CIHL is a company incorporated in Bermuda. Under Part XV of the SFO, CHK, CIHL, Dr Chow and his spouse were deemed to be interested in 13,471,200 shares.

Save as disclosed above, as at 30th September, 2005, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

ARRANGEMENT FOR ACQUISITION OF SHARES OR DEBENTURES

Except for the share option schemes adopted by the Company and its associated corporations, at no time during the period was the Company or its holding company or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

EMPLOYEES AND REMUNERATION POLICIES

As at 30th September, 2005, the Group employed approximately 820 full time staff globally. Total staff costs amounted to approximately HK$52 million for the period under review. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

AUDIT COMMITTEE

The Audit Committee, which was established pursuant to the requirements of the Rule 3.21 of the Listing Rules, comprises Messrs Shinichi YONEHARA, WU King Cheong and KWONG Man Sing, all the Independent Non-Executive Directors of the Company, met twice in the year. During the period, the Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including the review of the unaudited interim financial statements for the six months ended 30th September, 2005.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the six months ended 30th September, 2005.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the six months ended 30th September, 2005.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the directors, the Company has complied with the code provisions listed in the Code on Corporate Governance Practices ("the Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th September, 2005 with the exception of the following deviation:

Under the code provision A.4.1, non-executive directors should be appointed for a specific term. Currently, non-executive directors are not appointed for a specific term. However, they are subject to retirement by rotation at least once every three years under the Bye-laws of the Company in which such amendments were approved by the shareholders of the Company at its annual general meeting held on 9th September, 2005 to bring them in line with the Code. As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the Code.

APPRECIATION

The Group has achieved good results for this six-month period along side the improving economic environment. On behalf of the Board, I would like to take this opportunity to thank the management and all staff for their concerted effort, commitment and professionalism.

By Order of the Board
CHOW Yei Ching
Chairman

Hong Kong, 15th December, 2005

website: http://www.chevalier-itech.com

企業管治常規守則

董事認為，本公司於截至二零零五年九月三十日止六個月內一直遵守上市規則附錄十四所載之企業管治常規守則(「守則」)，惟以下偏離則除外：

根據守則條文A.4.1，非執行董事之委任須有指定任期。現時，非執行董事之委任並無特定任期。然而，根據本公司已於二零零五年九月九日舉行之股東週年大會上獲本公司股東批准修訂之細則，以符合守則條文，彼等須於至少每三年輪值告退一次。因此，本公司認為，已採取足夠措施確保本公司之企業管治常規不會較守則寬鬆。

致謝

隨着經濟環境改善，本集團在期內六個月錄得佳績。本人謹藉此代表董事會對管理層及全體員工的努力、堅持及專業態度致以衷心感謝。

承董事會命
主席
周亦卿

香港，二零零五年十二月十五日

網址：http://www.chevalier-itech.com

購買股份或債券之安排

除本公司及其相聯公司採納之購股權計劃外，於期間內任何時間，本公司或其任何控股公司或其任何附屬公司或同系附屬公司並無參與任何安排，使本公司董事透過購買本公司或任何其他公司之股份或債券而獲得利益。

僱員及薪酬制度

於二零零五年九月三十日，本集團於全球僱用約820名全職員工。期內之員工總開支約為港幣5.2千萬元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎償、醫療計劃、退休金計劃及僱員購股權計劃等。

審核委員會

審核委員會按上市規則第3.21條之規定成立，並於年內舉行兩次會議，其中成員包括本公司所有獨立非執行董事米原慎一先生、胡經昌先生及鄺文星先生。審核委員會在期內與管理層審閱本集團所採納之會計原則及實務，並討論有關審核、內部監管及財務申報等事項，其中包括審閱截至二零零五年九月三十日止六個月之未經審核中期財務報表。

購買、出售或贖回上市證券

截至二零零五年九月三十日止六個月，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則。本公司已向全體董事作出特定查詢，以確定董事於截至二零零五年九月三十日止六個月內是否已遵守標準守則所規定之標準，全體董事已確認彼等已遵守該等標準。

主要股東之證券權益

於二零零五年九月三十日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益或短倉如下：

主要股東	持股數量	權益概約百分比 (%)
周亦卿	110,918,787 *(附註1及3)*	64.73
宮川美智子	110,918,787 *(附註2及3)*	64.73
其士國際	104,102,933 *(附註3)*	60.75
其士（香港）有限公司（「其士香港」）	13,471,200 *(附註3)*	7.86
Firstland Company Limited（「Firstland」）	13,471,200 *(附註3)*	7.86

附註：

1. 根據證券及期貨條例，該等股份由周博士持有，包括(i)6,815,854股個人權益，(ii)由法團所持有的104,102,933股；而周博士被視為持有(ii)的權益。

2. 根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批110,918,787股股份之權益。

3. 該等股份透過被視為受控制公司之權益的Firstland（於香港註冊成立之有限公司）持有。Firstland為其士香港（於香港註冊成立之有限公司）全資擁有之附屬公司；而其士香港為其士國際（於百慕達註冊成立之有限公司）全資擁有之附屬公司。根據證券及期貨條例第XV部，其士香港、其士國際、周博士及其配偶被視為間接擁有Firstland所持有13,471,200股股份之權益。

除上文所披露者外，於二零零五年九月三十日，就本公司董事及主要行政人員所知，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第2及第3分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內，或直接或間接持有任何類別股本（附有權利在任何情況下可於本公司之股東大會上投票之股本）面值百分之五或以上權益。

董事及主要行政人員之證券權益（續）

(乙) 相聯公司權益－股份

董事名稱	相聯公司	身份	普通股股份數目 個人權益	普通股股份數目 總數	權益概約百分比 (%)
周亦卿	其士國際	實益擁有人	146,244,359	146,244,359	52.50
馮伯坤	其士國際	實益擁有人	93,479	93,479	0.03
郭海生	其士國際	實益擁有人	98,216	98,216	0.04
簡嘉翰	其士國際	實益擁有人	29,040	29,040	0.01
米原慎一	其士國際	實益擁有人	1,671	1,671	0.0006

除上文及下文之「購股權計劃」所披露者外，於二零零五年九月三十日，就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉（包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉），或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

購股權計劃

其士國際股東及本公司股東於二零零二年九月二十日批准本公司一項購股權計劃（「其士科技計劃」）。其士國際股東於二零零二年九月二十日批准另一項其士國際購股權計劃（「其士國際計劃」）。其士科技計劃及其士國際計劃完全符合聯交所證券上市規則（「上市規則」）第十七章之規定。於二零零五年九月三十日，並無購股權根據其士科技計劃及其士國際計劃而授出、行使、註銷或失效。於期初及期結，並無其士科技計劃及其士國際計劃尚未行使之購股權之權益。

董事及主要行政人員之證券權益

於二零零五年九月三十日，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及香港聯合交易所有限公司(「聯交所」)之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益— 股份

董事名稱	身份	普通股股份數目			權益概約百分比
		個人權益	公司權益	總數	(%)
周亦卿	實益擁有人及受控制公司之權益	6,815,854	104,102,933*	110,918,787	64.73
馮伯坤	實益擁有人	2,580,000	—	2,580,000	1.5
郭海生	實益擁有人	2,400,000	—	2,400,000	1.4
簡嘉翰	實益擁有人	451,200	—	451,200	0.26
米原慎一	實益擁有人	600	—	600	0.00035

* *周亦卿博士實益持有其士國際集團有限公司(「其士國際」)146,244,359股股份，佔其士國際股份約52.5%。根據證券及期貨條例，周博士被視為擁有其士國際持有之本公司股份104,102,933股之權益，周博士並已就此向本公司作出知會。該等股份與下段「主要股東之證券權益」所述之股份相同。*

財務評述

於二零零五年九月三十日，本集團之本公司股權持有人應佔總資產淨值為港幣3.97億元(二零零五年三月三十一日：港幣3.79億元)。

於二零零五年九月三十日，總債務與資本比率為27%(二零零五年三月三十一日：0.03%)及無淨債務與資本比率(二零零五年三月三十一日：無)，此乃將銀行與其他借貸及借貸淨額分別除以上述總資產淨值港幣3.97億元(二零零五年三月三十一日：港幣3.79億元)而得出之百分比。

於二零零五年九月三十日，本集團銀行及其他借貸為港幣1.07億元(二零零五年三月三十一日：港幣121,000元)。銀行定期存款、銀行結存及現金等值為港幣1.36億元(二零零五年三月三十一日：港幣1.81億元)，故於過往兩期並無借貸淨額(二零零五年三月三十一日：無)。本集團大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算。

期內，財務費用為港幣1.5百萬元(去年同期：無)。

本公司提供公司擔保總值港幣1.082億元(二零零五年三月三十一日：港幣3.2百萬元)，作為授予附屬公司貸款之信貸擔保。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團之一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團對其資金流動及融資狀況均作出頻密之審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

集團透過收購Pacific Coffee，成功踏出進軍優閒餐飲業務的第一步，其擁有權及企業文化的過度十分順利，並沒有對管理層或Pacific Coffee的日常營運造成任何影響。回顧期內，Pacific Coffee的營業額及經營溢利均合乎集團的預期。儘管市場的租金顯著上升，惟Pacific Coffee仍能物色及開設獲利的新店。在收購之後，集團在香港開設了三間新店，以及在新加坡及北京兩地各多開設了一間。現時，Pacific Coffee在香港經營42間咖啡店、新加坡6間及北京1間。

由於香港經濟自本年五月起開始復甦，證券投資業務於回顧期內在營業額及溢利均帶來增長。在集團的投資組合之中，外國債券及優息結構性票據佔逾80%。本集團將繼續審慎管理證券及投資組合，以提高所得回報。

展望

本集團為資訊及通訊科技及商業機器業務訂下的目標不僅為了分銷高質素品牌的商業機器，同時亦為顧客提供優質的增值服務及解決方案。為了滿足顧客在科技方面不斷改變的需要，本集團將繼續發展及改良其系統方案，協助顧客進行業務轉型，並達到營運的最佳水平。

繼於本年五月收購Pacific Coffee後，本集團已進一步改善整體盈利及現金收益狀況。除香港市場外，本集團計劃以廣受歡迎的「Pacific Coffee」品牌開拓中國咖啡消費市場，如率先進駐北京及上海等城市。隨著中國內地經濟迅速增長，年輕的專業人士漸趨富裕，中國市場將為本集團的餐飲業務提供更多商機。Pacific Coffee將致力成立強大的跨地區小組及當地的管理隊伍，以長期確保產品質素。

儘管咖啡零售業務面對營運成本及利率上漲等挑戰，然而預期其收益增長將抵銷該等成本的升幅。本集團將審慎檢討其發展步伐，並加強成本控制措施，向整體業績穩定增長的目標邁進。

中期股息

董事會議決派發截至二零零五年九月三十日止六個月之中期股息每股港幣三仙(二零零四年：港幣一仙)，並將於二零零六年一月十二日星期四派發予在二零零六年一月六日星期五名列於本公司股東名冊內之股東。

暫停股份過戶登記

本公司將於二零零六年一月三日星期二至二零零六年一月六日星期五(首尾兩天包括在內)暫停辦理股份過戶登記手續。為確保獲得派發上述之中期股息，持有本公司股份人士，請於二零零五年十二月三十日星期五下午四時前，將所有股份過戶文件連同有關股票，送達本公司之香港股份過戶登記分處標準証券登記有限公司，地址為香港灣仔告士打道五十六號東亞銀行港灣中心地下，以便辦理過戶登記手續。

管理層討論及分析

截至二零零五年九月三十日止六個月，本集團之營業額及純利較去年同期分別大幅增長34%及749%，此傑出表現實有賴電腦及資訊通訊科技業務穩定增長、於本年五月收購Pacific Coffee及投資組合回報有所改善所致。

上一年度的年報經已提及，電腦及資訊通訊科技業務正不斷改善。透過致力控制成本及支出，本集團的整體業務效率有所提升，因而整體業績得以改善，並反映於是次中期業績內。電腦部門的表現持續好轉，成為集團主要的盈利來源。網絡技術部門提供綜合電訊系統及資訊科技網絡方案，亦向中小型企業提供廣泛的應用及軟件方案，包括企業資源規劃系統、人力資源管理系統、電腦資源及保安監控系統等。主要項目包括為香港四季酒店安裝大型電話交換機系統及解決方案、為不同政府部門安裝及維修東芝品牌商業電話系統，並獲得政府及大型企業通過成為認可承辦商。

簡明財務報告附註（續）

16. 營業性租貸

（甲）本集團作為承租人

於二零零五年九月三十日，本集團及本公司有關樓房不可撤銷之營業性租約而須於未來支付之最低租貸付款如下：

	於二零零五年九月三十日 港幣千元	於二零零五年三月三十一日 港幣千元
一年內	40,466	3,655
第二至第五年（包括首尾兩年）	39,689	83
	80,155	3,738

租約之商討及初步租金之訂定平均期限為兩至三年，並且有權選擇在到期日後續期。上述營業性租貸只包括基本租金，並無包括若個別店舖營業額超越預定金額才可釐定的或然租金。

（乙）本集團作為出租人

投資物業租期為兩年及本集團並無給予租戶可續約之選擇。根據與租戶訂立於下列期間之不可撤銷之營業性租約，本集團日後可收取之最低租金如下：

	於二零零五年九月三十日 港幣千元	於二零零五年三月三十一日 港幣千元
一年內	359	360
第二至第五年（包括首尾兩年）	62	—
	421	360

簡明財務報告附註 *(續)*

14. 股本

	每股面值港幣0.5元之普通股數目	票面值 *港幣千元*
法定股本：		
於二零零五年三月三十一日及二零零五年九月三十日	240,000,000	120,000
已發行及繳足股本：		
於二零零五年三月三十一日及二零零五年九月三十日	171,355,871	85,678

是期內，法定股本及已發行股本並無任何變動。

15. 或然負債

於二零零五年九月三十日，本集團及本公司有關之或然負債：

(甲) 為若干附屬公司之銀行信貸作出之擔保，共港幣108,163,000元（二零零五年三月三十一日：港幣3,172,000元）；

(乙) 為若干附屬公司之履約作出之擔保，共港幣2,059,000元（二零零五年三月三十一日：港幣650,000元）；及

(丙) 一間附屬公司訴稱違反批發食品供應合同而被索償港幣1,000,000元（二零零五年三月三十一日：無）。

簡明財務報告附註（續）

10. 物業、廠房及設備

截至二零零五年九月三十日止六個月，本集團購置物業、廠房及設備為港幣35,547,000元，出售物業、廠房及設備帳面淨值為港幣989,000元。購置物業、廠房及設備其中港幣26,168,000元乃透過期內收購Pacific Coffee Group而獲得。

11. 商譽及無形資產

商譽及無形資產乃經過業務合併而被確認及取得，無形資產包括商標。

12. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括應收貨款港幣47,239,000元（二零零五年三月三十一日：港幣52,416,000元）。

應收貨款之帳齡分析如下：

	於二零零五年九月三十日 港幣千元	於二零零五年三月三十一日 港幣千元
0－60天	**44,409**	47,891
61－90天	**1,338**	1,871
逾90天	**1,492**	2,654
總計	**47,239**	52,416

本集團對各個核心業務之客戶已確立指定之信貸政策，給予貿易客戶之平均信貸期為60天。

13. 應付帳款、存入按金及應付費用

應付帳款、存入按金及應付費用包括應付貨款港幣35,046,000元（二零零五年三月三十一日：港幣23,861,000元）。

應付貨款之帳齡分析如下：

	於二零零五年九月三十日 港幣千元	於二零零五年三月三十一日 港幣千元
0－60天	**31,909**	20,206
61－90天	**529**	1,445
逾90天	**2,608**	2,210
總計	**35,046**	23,861

簡明財務報告附註（續）

6. 除稅前溢利

	截至九月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	港幣千元
除稅前溢利已扣除下列各項目：		
售出存貨之成本	235,996	216,817
物業、廠房及設備之折舊	6,741	2,139
無形資產攤銷	2,177	—*
營業性租賃之樓宇支出	20,127	4,035
包括董事酬金之員工開支	52,016	38,109

7. 稅項

	截至九月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	港幣千元
現時稅項		
本公司及其附屬公司		
香港	1,962	600
海外	399	191
遞延稅項		
本期間	(80)	34
	2,281	825

香港利得稅準備乃根據估計應課稅溢利減可運用之前期虧損稅務寬減及按稅率17.5%（二零零四年：17.5%）計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

8. 中期股息

	截至九月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	港幣千元
中期股息		
每股港幣3仙（二零零四年：每股港幣1仙）	5,141	1,714

9. 每股盈利

每股基本盈利之計算乃根據期內溢利港幣21,250,000元（二零零四年：港幣2,502,000元）及本期間已發行之171,355,871（二零零四年：171,355,871）普通股計算。

簡明財務報告附註(續)

5. 分類資料(續)

(甲)業務區劃(續)

截至二零零四年九月三十日止六個月

	電腦及資訊通訊科技 港幣千元	證券投資及其他 港幣千元	總數 港幣千元
營業額			
外貿銷售	294,683	25,184	319,867
業績			
分類業績	3,703	1,328	5,031
利息收入			543
未分配公司支出			(2,223)
財務費用			–
所佔聯營公司業績	(24)	–	(24)
除稅前溢利			3,327
稅項			(825)
期內溢利			2,502

(乙)地區區劃

	營業額 截至九月三十日止六個月 二零零五年 港幣千元	營業額 截至九月三十日止六個月 二零零四年 港幣千元
香港	**387,129**	268,850
泰國	**33,333**	35,990
其他	**8,292**	15,027
	428,754	319,867

簡明財務報告附註(續)

5. 分類資料

為更有效反映集團的財務表現，往年同期分類為電腦及商業機器，網絡技術電訊系統；技術及保養服務合併為電腦及資訊通訊科技。

集團營業額及溢利貢獻按業務分類及營業額按地區分類分析如下：

(甲) 業務區劃

截至二零零五年九月三十日止六個月

	電腦及資訊通訊科技 *港幣千元*	餐飲業務 *港幣千元*	證券投資及其他 *港幣千元*	總數 *港幣千元*
營業額				
外貿銷售	296,408	72,511	59,835	428,754
業績				
分類業績	9,145	7,798	5,302	22,245
利息收入				1,038
未分配其他經營收入				4,392
未分配公司支出				(2,594)
財務費用				(1,505)
所佔聯營公司業績	(45)	–	–	(45)
除稅前溢利				23,531
稅項				(2,281)
期內溢利				21,250

簡明財務報告附註 *(續)*

4. 業務合併

本期內，本集團購入Pacific Coffee Group全部股權權益，其收購現金代價為港幣205,000,000元。Pacific Coffee Group於收購日確認之資產、負債及或然負債之公平值如下：

	帳面值 *港幣千元*	**公平值調整** *港幣千元*	**公平值** *港幣千元*
物業、廠房及設備	26,168	–	26,168
存貨	4,329	–	4,329
應收帳款	477	–	477
其他應收帳款	16,907	–	16,907
銀行結存及現金	1,432	–	1,432
應付帳款	(5,980)	–	(5,980)
其他應付帳款	(4,051)	–	(4,051)
課稅準備	(3,124)	–	(3,124)
遞延服務收入	(63)	–	(63)
遞延稅項	(624)	–	(624)
或然負債	–	(1,000)	(1,000)
無形資產	–	60,000	60,000
收購資產淨值	35,471	59,000	94,471
收購時所產生之商譽			112,259
			206,730
現金代價			205,000
收購所產生之費用			1,730
			206,730
收購附屬公司淨現金流出			
已付之現金代價及費用			(206,730)
減：收購所得銀行結存及現金			1,432
			(205,298)

收購Pacific Coffee Group對本集團由收購日直至結算日的營業額貢獻為港幣72,510,000元，在扣除商標攤銷港幣2,100,000元後其對本集團除稅前溢利貢獻為港幣7,800,000元。

假設收購Pacific Coffee Group於二零零五年四月一日已完成，對本集團於本期間的營業額貢獻為港幣100,000,000元，在扣除商標攤銷港幣2,100,000元後其對本集團除稅前溢利貢獻為港幣11,400,000元。

簡明財務報告附註(續)

3. 會計政策變動之影響概要(續)

於二零零五年三月三十一日及二零零五年四月一日採用新香港財務報告準則，該準則對財務資產之公平值及負商譽從儲備帳轉往保留溢利之累積影響概述如下：

	於二零零五年三月三十一日(原列)	追溯調整 香港會計準則第17號	於二零零五年三月三十一日(經重列)	於二零零五年四月一日之調整 香港會計準則第32號及第39號	於二零零五年四月一日之調整 香港財務報告準則第3號	於二零零五年四月一日(經重列)
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
物業、廠房及設備	31,405	(2,628)	28,777	–	–	28,777
可出售之投資	–	–	–	4,440	–	4,440
證券投資(非流動)	4,440	–	4,440	(4,440)	–	–
持作買賣之投資	–	–	–	110,815	–	110,815
證券投資(流動)	110,815	–	110,815	(110,815)	–	–
遠期合約之財務工具	–	–	–	1,696	–	1,696
對資產構成之總影響	146,660	(2,628)	144,032	1,696	–	145,728
保留溢利	47,625	–	47,625	–	171	47,796
物業重估儲備	3,449	(3,449)	–	–	–	–
滙兑儲備	989	821	1,810	–	–	1,810
資本儲備	18,231	–	18,231	–	(171)	18,060
對權益構成之總影響	70,294	(2,628)	67,666	–	–	67,666

簡明財務報告附註（續）

2. 主要會計政策（續）

業主自用土地租賃權益

於過往期間，業主自用租賃土地及樓宇計入物業、廠房及設備，並採用重估模式計量。於本期間，本集團已採用香港會計準則第17號「租賃」。根據香港會計準則第17號，就租賃分類而言，租賃土地及樓宇之土地與樓宇部份分開計算，除非租賃款項無法可靠地在土地與樓宇部分之間作出分配，則在該情況下，整項租賃一般會被作為融資租賃處理。倘租賃款項能夠可靠地在土地與樓宇部分之間作出分配，則將土地租賃權益重新分類為營業性租賃之預付租賃款項，該租賃款項乃按成本列賬，並於租賃期內以直線法攤銷減累計減值虧損。倘租賃款項無法可靠地在土地與樓宇部分之間作出分配，則土地租賃權益將繼續列作物業、機器及設備處理。此會計政策變動已被追溯應用。

3. 會計政策變動之影響概要

上文附註2所述政策改變對本期間及前期業績構成之影響如下：

	截至九月三十日止六個月	
	二零零五年	二零零四年
	港幣千元	*港幣千元*
遠期合約之財務工具公平值變動所產生之收益	1,696	—

所產生之收益引致期內其他經營收入增加。

簡明財務報告附註(續)

2. 主要會計政策(續)

業務合併(續)

本集團攤佔被收購者之可識別資產、負債及或然負債公平淨值之權益超出成本之數額(前稱「負商譽」)

於過往期間,於二零零四年四月一日前收購產生之負商譽會保留在儲備內,直至出售有關之附屬公司或聯營公司才計算入收益表內。而於二零零一年四月一日後從收購所產生的負商譽會呈列為從資產扣除之項目,並按其產生結餘情況之分析撥為收入。根據香港財務報告準則第3號,本集團攤佔被收購者之可識別資產、負債及或然負債公平淨值之權益超出收購成本之任何數額(「收購折讓」)於進行收購之期間即時於收益表確認。按照香港財務報告準則第3號之有關過渡性條文,本集團已於二零零五年四月一日解除確認過往記於資本儲備帳之所有負商譽港幣171,000元,並相應增加保留溢利。

被收購公司的或然負債

根據香港財務報告準則第3號的規定,當被收購公司的或然負債可以合理地計量時,該等或然負債需要在收購日確認。於過往期間,被收購公司的或然負債不與商譽分開確認,由於此會計政策變動,本集團已於本期發生之收購日,在資產負債表上確認公平值港幣1,000,000元被收購公司的或然負債。另外,由於此會計政策的變更適用於協議日為二零零五年一月一日或以後的收購,故此沒有重列二零零四年的比較數字。

財務工具

債務證券與股本證券以外之財務資產與財務負債

遠期合約之財務工具為香港會計準則第39號範圍內之衍生工具,不論視為持有作買賣用途或指定用作有效對沖工具,均須於每個結算日以公平值列賬。於二零零五年四月一日前,遠期合約之財務工具並無於財務報表內確認。根據香港會計準則第39號,衍生工具(包括與主合約分開列賬的內含衍生工具)均視為持有作買賣用途之財務資產或財務負債,合資格並指定用作有效對沖工具者除外。有關公平值變動之相應調整視乎該等衍生工具是否指定為用作有效對沖工具,並根據被對沖項目之性質作調整。對於視為持有作買賣用途之衍生工具,該等衍生工具之公平值之變動應於產生損益之會計期間於損益賬內確認。由於變動之影響輕微,遠期合約之財務資產於二零零五年四月一日對本集團之保留溢利不作調整。

簡明財務報告附註

截至二零零五年九月三十日止六個月

1. 編製基礎及會計政策

簡明財務報表乃根據香港聯合交易所有限公司證券上市規則附錄16之適用披露規定以及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則(「香港會計準則」)第34號「中期財務報告」而編製。

2. 主要會計政策

簡明財務報表乃按歷史成本編製，惟若干物業及財務工具乃按適用情況以重估值或公平值計量。

除下文所述者外，簡明財務報表所採用之會計政策與本集團編製截至二零零五年三月三十一日止年度之年度財務報表所依循者一致。

於本期間，本集團首次應用香港會計師公會頒佈之多項新香港財務報告準則(「香港財務報告準則」)，香港會計準則及詮釋(以下統稱「新香港財務報告準則」)，該等準則由二零零五年一月一日或其後開始之會計期間生效。應用新香港財務報告準則導致收益表、資產負債表及權益變動表之呈列方式改變。尤其是少數股東權益之呈列方式均已改變。呈列方式之改變已追溯應用。採納新香港財務報告準則導致本集團以下範疇之會計政策出現變動，並對如何編製及呈列本期或過往會計期間業績有所影響。

業務合併

於本期間，本集團已應用香港財務報告準則第3號「業務合併」，該準則適用於協議日期為二零零五年一月一日或以後之業務合併，應用香港財務報告準則第3號對本集團構成之主要影響概述如下：

商譽

於過往期間，於二零零一年四月一日前收購產生之商譽會計入儲備，而於二零零一年四月一日或之後收購產生之商譽則資本化及按其估計可使用年期攤銷。本集團已應用香港財務報告準則第3號之有關過渡性條文。先前於儲備確認之商譽已撥入本集團於二零零五年四月一日之累計溢利。就過往已於資產負債表資本化之商譽而言，本集團自二零零五年四月一日起已不再攤銷該商譽，而商譽將最少每年及於進行收購之財務年度進行減值測試。於二零零五年四月一日後收購產生之商譽乃於初步確認後按成本減累計減值虧損(如有)計量。由於此會計政策變動，故本期間之收購並無計入商譽攤銷，而此變動於以前年度並無任何影響。

簡明綜合現金流動表
截至二零零五年九月三十日止六個月

	未經審核 截至九月三十日止六個月 二零零五年 *港幣千元*	 二零零四年 *港幣千元*
來自(使用於)經營業務之現金淨額	**65,693**	(28,023)
(使用於)來自投資業務之現金淨額	**(239,035)**	4,253
來自(使用於)融資業務之現金淨額	**104,839**	(7,024)
現金及現金等值之減少	**(68,503)**	(30,794)
期初之現金及現金等值項目	**181,330**	124,335
滙兑調整	**(312)**	(593)
期末之現金及現金等值項目	**112,515**	92,948
現金及現金等值結餘之分析		
銀行結存及現金等值	**112,515**	93,185
銀行透支	**–**	(237)
	112,515	92,948

簡明綜合權益變動表

截至二零零五年九月三十日止六個月

	本公司股權持有人應佔權益										
	股本	股本溢價	資本儲備	資本贖回儲備	自用物業重估儲備	匯兌儲備	股息儲備	保留溢利	總計	少數股東權益	總計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零四年三月三十一日											
原列	85,678	223,434	18,231	14	2,764	1,036	5,141	47,288	383,586	174	383,760
會計政策變動之影響	–	–	–	–	(2,764)	834	–	–	(1,930)	–	(1,930)
經重列	85,678	223,434	18,231	14	–	1,870	5,141	47,288	381,656	174	381,830
因換算海外附屬公司之財務報告所產生之匯兌差額	–	–	–	–	–	(767)	–	–	(767)	(10)	(777)
期內溢利	–	–	–	–	–	–	–	2,502	2,502	–	2,502
二零零四年已付末期股息	–	–	–	–	–	–	(5,141)	–	(5,141)	–	(5,141)
股息	–	–	–	–	–	–	1,714	(1,714)	–	–	–
於二零零四年九月三十日	85,678	223,434	18,231	14	–	1,103	1,714	48,076	378,250	164	378,414
於二零零五年三月三十一日											
原列	85,678	223,434	18,231	14	3,449	989	1,713	47,625	381,133	175	381,308
會計政策變動之影響	–	–	–	–	(3,449)	821	–	–	(2,628)	–	(2,628)
開首數額調整前重列	85,678	223,434	18,231	14	–	1,810	1,713	47,625	378,505	175	378,680
會計政策改變下之開首數額調整	–	–	(171)	–	–	–	–	171	–	–	–
經重列	85,678	223,434	18,060	14	–	1,810	1,713	47,796	378,505	175	378,680
因換算海外附屬公司之財務報告所產生之匯兌差額	–	–	–	–	–	(696)	–	–	(696)	(10)	(706)
期內溢利	–	–	–	–	–	–	–	21,250	21,250	–	21,250
二零零五年已付末期股息	–	–	–	–	–	–	(1,713)	–	(1,713)	–	(1,713)
股息	–	–	–	–	–	–	5,141	(5,141)	–	–	–
於二零零五年九月三十日	85,678	223,434	18,060	14	–	1,114	5,141	63,905	397,346	165	397,511

簡明綜合資產負債表（續）
於二零零五年九月三十日

	附註	未經審核 二零零五年 九月三十日 港幣千元	經重列及審核 二零零五年 三月三十一日 港幣千元
股本及儲備			
股本	14	**85,678**	85,678
儲備		**311,668**	292,827
本公司股權持有人應佔權益		**397,346**	378,505
少數股東權益		**165**	175
總權益		**397,511**	378,680
非流動負債			
銀行貸款－無抵押		**55,000**	—
遞延稅項		**625**	80
		55,625	80
		453,136	378,760

簡明綜合資產負債表
於二零零五年九月三十日

	附註	未經審核 二零零五年 九月三十日 港幣千元	經重列及審核 二零零五年 三月三十一日 港幣千元
非流動資產			
投資物業		5,160	5,160
物業、廠房及設備	10	56,034	28,777
商譽	11	112,259	—
無形資產	11	57,823	—
所佔聯營公司權益		3,366	379
可供出售之投資		3,880	—
證券投資		—	4,440
定期存款		23,280	—
		261,802	38,756
流動資產			
存貨		65,762	55,262
待售物業		—	1,135
應收帳款、存出按金及預付款項	12	93,286	70,956
應收最終控股公司款項		1,159	711
就合約工程應向客戶收取之款項		494	939
可取回税項		668	574
持作買賣之投資		72,772	—
證券投資		—	110,815
遠期合約之財務工具		1,696	—
銀行結存及現金等值		112,515	181,451
		348,352	421,843
流動負債			
應付帳款、存入按金及應付費用	13	78,140	59,662
就合約工程應向客戶支付之款項		12	199
應付票據		949	695
遞延服務收入		20,429	20,751
課税準備		5,488	411
銀行貸款－無抵押		52,000	—
銀行透支－無抵押		—	121
		157,018	81,839
流動資產淨值		191,334	340,004
		453,136	378,760

中期業績

其士科技控股有限公司（「本公司」）董事欣然公佈本公司及其附屬公司（「本集團」）截至二零零五年九月三十日止六個月之未經審核簡明綜合中期業績，連同二零零四年同期之比較數字如下：

簡明綜合收益表

截至二零零五年九月三十日止六個月

		未經審核 截至九月三十日止六個月	
	附註	二零零五年 港幣千元	二零零四年 港幣千元
營業額	5	**428,754**	319,867
銷售成本		**(335,019)**	(286,482)
毛利		**93,735**	33,385
其他經營收入		**7,850**	609
銷售及分銷費用		**(67,940)**	(24,098)
行政支出		**(3,011)**	(2,373)
其他經營支出		**(5,553)**	(4,172)
所佔聯營公司業績		**(45)**	(24)
財務費用		**(1,505)**	–
除稅前溢利	6	**23,531**	3,327
稅項	7	**(2,281)**	(825)
期內溢利		**21,250**	2,502
應佔溢利：			
本公司股權持有人		**21,250**	2,502
少數股東權益		**–**	–
		21,250	2,502
中期股息	8	**5,141**	1,714
每股盈利	9	**12.40仙**	1.46仙
每股中期股息		**3仙**	1仙



其士科技控股有限公司

(於百慕達註冊成立之有限公司)

二零零五至二零零六年度中期業績報告